**Martha Redding**
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 29, 2020

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2020 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2020 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bridge2 Solutions, LLC, B2S Resale, LLC, B2S Direct, LLC, Aspire Loyalty Solutions, LLC, and B2S Canada, LLC, because such entities were not affiliates of the Exchanges during the year ended December 31, 2019. In each case, ICE acquired the entity after December 31, 2019. In addition, Ex. D does not include the

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), ICE Securities Execution & Clearing, LLC or TMC Bonds, L.L.C. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Martha Redding

Enclosures

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY):<br>06/29/20 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Chicago, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

20012254

3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/20 (MM/DD/YY) NYSE Chicago, Inc. (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2020.06.29 13:52:42 -04'00' (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

Based upon relief from Commission staff and difficulties arising from COVID-19, NYSE Chicago, Inc. is making this filing without a notarization.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

----------------------------------------------------------

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE CHICAGO, INC.

--------------------------------------------------

June 2020

--------------------------------------------------

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2020

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Chicago, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of Bridge2 Solutions, LLC, B2S Resale, LLC, B2S Direct, LLC, Aspire Loyalty Travel Solutions, LLC, and B2S Canada, LLC, because such entities were not affiliates of the Exchange during the year ended December 31, 2019.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation (f/k/a Creditex Securities Corporation), ICE Securities Execution & Clearing, LLC or TMC Bonds, L.L.C. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

# NYSE AMEX Options LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 111 |
| Due from affiliates | | 224,460 |
| Income tax receivable | | 991 |
| **Current assets** | | 225,562 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 89,412 |
| Investment in subsidiary | | 59,971 |
| **Other non-current assets** | | 149,383 |
| **Assets** | | 374,945 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 10,338 |
| SEC fees payable | | 2,719 |
| **Current liabilities** | | 13,057 |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 1,072 |
| **Non-Current liabilities** | | 1,072 |
| **Liabilities** | | 14,129 |
| **Noncontrolling Interest** | | (27,418) |
| **SHAREHOLDERS EQUITY:** | | |
| Additional paid-in capital | | 529 |
| Retained earnings | | 387,705 |
| **Equity** | | 388,234 |
| **Total liabilities and equity** | $ | 374,945 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE AMEX Options LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 66,627 |
| Data services fees, net | | 4,993 |
| Other revenues | | 25,272 |
| Transaction based expenses | | (8,050) |
| **Total revenue, less transaction-based expenses** | | **88,842** |
| Compensation and benefits | | 0 |
| Professional services | | 31 |
| Technology and communication | | 2,263 |
| Selling, general and administrative | | 113 |
| Affiliate expense | | 26,707 |
| **Operating expenses** | | **29,114** |
| **Operating income** | | **59,728** |
| Interest income | | 384 |
| **Other expense, net** | | **384** |
| **Pre-tax net income** | | **60,112** |
| Income tax expense | | 878 |
| **Net income** | | **59,234** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BAKKT Clearing, LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 100 |
| Short-term investments | | 2,982 |
| Accounts receivable, net | | 115 |
| Prepaid expenses and other current assets | | 1,542 |
| **Current assets** | | 4,739 |
| **Other non-current assets:** | | |
| Investment in subsidiary | | 1,194 |
| Other noncurrent assets | | 12,665 |
| **Other non-current assets** | | 13,859 |
| **Total assets** | $ | 18,598 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 473 |
| Due to affiliates, net | | 792 |
| **Current liabilities** | | 1,265 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | - |
| **Non-current liabilities** | | - |
| **Total liabilities** | | 1,265 |
| **Equity:** | | |
| Retained earnings | | 17,333 |
| **Total equity** | | 17,333 |
| **Total liabilities and equity** | $ | 18,598 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## BAKKT Clearing, LLC
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Affiliate revenue | $ | 2,696 |
| **Total revenues** | | 2,696 |
| **Expenses:** | | |
| Professional services | | (2,128) |
| Technology and communication | | 2,419 |
| Rent and occupancy | | 526 |
| Selling, general and adminstrative | | 60 |
| Depreciation and amortization | | 82 |
| Affiliate expense | | 1,737 |
| **Operating expenses** | | 2,696 |
| **Operating loss** | | - |
| Interest income | | 158 |
| Other income, net | | 110 |
| **Other income, net** | | 268 |
| **Pre-tax net income** | | 268 |
| Income tax expense | | - |
| **Net income** | $ | 268 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BAAKT Holdings, LLC
## Balance Sheet
## As of December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 74,232 |
| Prepaid expenses and other current assets | | 84 |
| Due from affiliates, net | | 21,096 |
| Income tax receivable | | 65 |
| **Current assets** | | 95,477 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 9,200 |
| Other intangibles, net | | 554 |
| Investment in Subsidiary | | 81,281 |
| Deferred tax assets- non current | | 69 |
| **Other non-current assets** | | 91,104 |
| **Total assets** | $ | 186,581 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 23 |
| **Current liabilities** | | 23 |
| **Total liabilities** | | 23 |
| **NON-CONTROLLING INTEREST** | | 81,673 |
| **EQUITY:** | | |
| Contributed capital | | 113,304 |
| Retained deficit | | (8,419) |
| **Total equity** | | 104,885 |
| **Total liabilities and equity** | $ | 186,581 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BAAKT Holdings, LLC**
**Statement of Income**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Compensation and benefits | 10,673 |
| Professional services | 46 |
| M&A expenses | 717 |
| Selling, general, and administrative | 20 |
| **Operating expenses** | 11,456 |
| **Operating loss** | (11,456) |
| | |
| Interest income | 2,934 |
| Other income(expense) net | (31) |
| **Other income, net** | 2,903 |
| | |
| **Pre-tax net loss** | (8,553) |
| | |
| Income tax benefit | 134 |
| | |
| **Net loss** | $ (8,419) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BAKKT Management Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

## LIABILITIES AND EQUITY:

## EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BAKKT Management, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# BAKKT Marketplace, LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 1,000 |
| Prepaid expenses and other current assets | | 222 |
| **Current assets** | | 1,222 |
| **Plant property and equipment** | | |
| Property and equipment | | 8,125 |
| **Property and equipment** | | 8,125 |
| **Other non-current assets:** | | |
| Other noncurrent assets | | - |
| **Other non-current assets** | | - |
| **Total assets** | $ | 9,347 |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 669 |
| Due to affiliates, net | | 12,240 |
| **Current liabilities** | | 12,909 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | - |
| **Non-current liabilities** | | - |
| **Total liabilities** | | 12,909 |
| **Equity:** | | |
| Retained deficit | | (3,562) |
| **Total equity** | | (3,562) |
| **Total liabilities and equity** | $ | 9,347 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BAKKT Marketplace, LLC**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Affiliate revenue | $ - |
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Professional services | 1,188 |
| Technology and communication | 1,465 |
| Rent and occupancy | 3 |
| Selling, general and adminstrative | 634 |
| Affiliate expense | 3,594 |
| **Operating expenses** | 6,884 |
| **Operating loss** | (6,884) |
| Other income, net | - |
| **Other income, net** | (6,884) |
| **Pre-tax net loss** | (6,884) |
| Income tax expense | - |
| **Net loss** | $ (6,884) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BAKKT Trade, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# BAKKT Trust Company, LLC
# Balance Sheet
# As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Restricted cash | $ | 16,661 |
| Prepaid expenses and other current assets | | 6 |
| Due from affiliates, net | | 30,251 |
| Income tax receivable | | 13 |
| **Current assets** | | 46,931 |
| **Plant property and equipment** | | |
| Property and equipment | | 2,286 |
| Accumulated depreciation | | (79) |
| **Property and equipment** | | 2,207 |
| **Other non-current assets:** | | |
| Other noncurrent assets | | - |
| **Other non-current assets** | | - |
| **Total assets** | $ | 49,138 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 123 |
| **Current liabilities** | | 123 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | - |
| **Non-current liabilities** | | - |
| **Total liabilities** | | 123 |
| **Equity:** | | |
| Retained earnings | | 49,015 |
| **Total equity** | | 49,015 |
| **Total liabilities and equity** | $ | 49,138 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

## BAKKT Trust Company, LLC
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Affiliate revenue | $ | - |
| **Total revenues** | | - |
| **Expenses:** | | |
| Professional services | | 331 |
| Technology and communication | | 336 |
| Selling, general and adminstrative | | 23 |
| Depreciation and amortization | | 79 |
| Affiliate expense | | 2,267 |
| **Operating expenses** | | 3,036 |
| **Operating loss** | | (3,036) |
| Intercompany interest income | | 188 |
| **Other income, net** | | 188 |
| **Pre-tax net loss** | | (2,848) |
| Income tax benefit | | 13 |
| **Net loss** | $ | (2,835) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BAKKT, LLC
## Balance Sheet
## As of December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,141 |
| Prepaid expenses and other current assets | | 221 |
| Income tax receivable | | 2 |
| **Current assets** | | 1,364 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 778 |
| Accumulated depreciation | | (2) |
| **Property and equipment, net** | | 776 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Other intangibles, net | | 3 |
| **Other non-current assets** | | 3 |
| **Total assets** | $ | 2,143 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 2,729 |
| Accrued salaries and benefits | | 1,914 |
| Due to affiliates, net | | 12,161 |
| **Current liabilities** | | 16,804 |
| **Total liabilities** | | 16,804 |
| **EQUITY:** | | |
| Retained deficit | | (14,661) |
| **Total equity** | | (14,661) |
| **Total liabilities and equity** | $ | 2,143 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BAKKT, LLC
## Statement of Income
## Year Ended December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **Revenue:** | | |
| Affiliate revenue | $ | 6,906 |
| **Total Revenue** | | 6,906 |
| **Expenses:** | | |
| Compensation and benefits | | 13,201 |
| Professional services | | 2,320 |
| M&A expenses | | 14 |
| Technology and communication | | 1,512 |
| Selling, general and administrative | | 1,322 |
| Depreciation and amortization | | 2 |
| Affiliate expense | | 3,195 |
| **Operating expenses** | | 21,566 |
| **Operating loss** | | (14,660) |
| **Pre-tax net loss** | | (14,660) |
| Income tax expense | | - |
| **Net loss** | $ | (14,660) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Ballista Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ - |
| **Current assets** | - |
| **OTHER NONCURRENT ASSETS** | |
| Investment in affiliate | 3,103 |
| Goodwill | 1,131 |
| **Other noncurrent assets** | 4,234 |
| **Total assets** | **$ 4,234** |
| **LIABILITIES AND MEMBER EQUITY:** | |
| **CURRENT LIABILITIES:** | |
| Due to affiliates | $ 4,691 |
| **Current liabilities** | 4,691 |
| **Total liabilities** | **4,691** |
| **EQUITY:** | |
| Retained deficit | (457) |
| **Equity** | **(457)** |
| **Total liabilities and equity** | **$ 4,234** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Excha Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

**Ballista Holdings, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **OPERATING EXPENSES:** | |
| Selling, general & administration | $ - |
| **Operating expenses** | - |
| **Net loss** | **$ -** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BRIX Holding Company, LLC
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)
## (In thousands)

| | | |
|---|---|---|
| **Total assets** | **$** | **-** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliate | $ | 1 |
| **Current liabilities** | | 1 |
| **Total liabilities** | | **1** |
| **EQUITY:** | | |
| Member capital | | 2,703 |
| Retained deficit | | (2,704) |
| **Equity** | | **(1)** |
| **Total liabilities and equity** | **$** | **-** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BRIX Holding Company, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **OTHER EXPENSE:** | | |
| Other expense | | 0 |
| **Other expense** | | **0** |
| **Net loss** | **$** | **0** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Chatham Energy LLC**
**Balance Sheet**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 26,823 |
| **Current assets** | | 26,823 |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 37 |
| Accumulated depreciation | | (37) |
| **Property and equipment net** | | 0 |
| **OTHER NON-CURRENT ASSETS** | | |
| Goodwill | | 5,402 |
| Other intangibles, net | | 1,862 |
| **Other non-current assets** | | 7,264 |
| **Total assets** | **$** | **34,087** |
| **LIABILITIES AND EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 3 |
| Accrued salaries and benefits | | 7 |
| **Current liabilities** | | 10 |
| **Total liabilities** | | **10** |
| **EQUITY:** | | |
| Contributed Capital | | 29,256 |
| Retained Earnings | | 4,821 |
| **Equity** | | **34,077** |
| **Total liabilities and equity** | **$** | **34,087** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Chatham Energy LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Revenue from affiliate | $ | 2,335 |
| **Operating revenues** | | **2,335** |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 726 |
| Professional services | | 15 |
| Rent and occupancy | | 88 |
| Technology and communication | | 44 |
| Selling, general and administrative | | 8 |
| Depreciation and amortization expense | | 1,038 |
| Intercompany affiliate expense | | 255 |
| **Operating expenses** | | **2,174** |
| | | |
| **Net income** | **$** | **161** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Chicago Climate Exchange, Inc.**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 62 |
| Income tax receivable | | 203 |
| Due to affiliates | | 402 |
| **Current assets** | | 667 |
| **OTHER NON-CURRENT ASSETS** | | |
| Investment in subsidiary | | 33,332 |
| **Other non-current assets** | | 33,332 |
| **Total assets** | **$** | **33,999** |
| **LIABILITIES AND EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 5 |
| **Current liabilities** | | 5 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - non-current | | 11,161 |
| **Non-current liabilities** | | 11,161 |
| **Total liabilities** | | **11,166** |
| **EQUITY:** | | |
| Contributed capital | | 1,950 |
| Retained earnings | | 17,438 |
| Accumulated other comprehensive income | | 3,445 |
| **Equity** | | **22,833** |
| **Total liabilities and equity** | **$** | **33,999** |

ıf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental
the ultimate parent company) at that date but does not include all of the information required by generally accepted
ciples for complete financial statements. These financial statements should be read in conjunction with the
lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained
eport on Form 10-K previously filed with the Securities and Exchange Commission.

## Chicago Climate Exchange, Inc.
## Income Statement
## Year Ended December 31, 2019
## (Unaudited)
## (In thousands)

| | | |
|---|---|---|
| **TOTAL REVENUE** | $ | - |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | (2) |
| Selling, general & administration | | 24 |
| **Operating expenses** | | **22** |
| **Operating loss** | | **(22)** |
| **OTHER EXPENSE:** | | |
| **Other expense** | | **0** |
| **Pre-tax net loss** | | (22) |
| Income tax benefit | | 139 |
| **Net income** | **$** | **117** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Chicago Climate Futures Exchange, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ - |
| **Current assets** | - |
| **OTHER NON-CURRENT ASSETS** | |
| Investment in subsidary | 2,529 |
| **Other non-current assets** | 2,529 |
| **Total Assets** | **$ 2,529** |
| **LIABILITIES AND MEMBER EQUITY:** | |
| **CURRENT LIABILITIES:** | |
| Due to affiliates | $ - |
| **Current liabilities** | - |
| **Total liabilities** | **-** |
| **EQUITY:** | |
| Retained earnings | 2,529 |
| **Member Equity** | **2,529** |
| **Total Liabilities and Member Equity** | **$ 2,529** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Chicago Climate Futures Exchange, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **TOTAL REVENUE** | $ - |
| **OPERATING EXPENSES:** | |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| **Net loss** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# CHXBD, LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 126 |
| Due from affiliates, net | | 16 |
| **Current assets** | | 142 |
| **Total assets** | $ | 142 |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Due to affilates, net | $ | - |
| **Current liabilities** | | - |
| **Total liabilities** | | - |
| **Equity:** | | |
| Net loss | | (1) |
| Retained earnings | | 143 |
| **Total equity** | | 142 |
| **Total liabilities and equity** | $ | 142 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**CHXBD, LLC**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Transaction and clearing fees, net | $ - |
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Compensation and benefits | |
| Selling, general and adminstrative | 1 |
| **Operating expenses** | 1 |
| **Operating loss** | (1) |
| | |
| Other expenses, net | - |
| **Other expense, net** | - |
| **Pre-tax net loss** | (1) |
| Income tax benefit | - |
| **Net loss** | $ (1) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Commodities Exchange Center (dormant)**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total Assets** | **$** | **1** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **MEMBER EQUITY:** | | |
| Member capital | | 1 |
| **Member equity** | | **1** |
| **Total member equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**CREDIT MARKET ANALYSIS USA, Inc.**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 86 |
| Income tax receivable | | 2 |
| **Current assets** | | 88 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment cost | | 1,340 |
| Accumulated depreciation | | (541) |
| **Property and equipement, net** | | 799 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Deferred tax assets- noncurrent | | 1,063 |
| **Other non-current assets** | | 1,063 |
| **Assets** | | 1,950 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 19 |
| Accrued salaries and benefits | | 676 |
| Due to affiliates | | 2,354 |
| **Current liabilities** | | 3,049 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability - non-current | | - |
| **Non-current liabilities** | | 0 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 587 |
| Retained deficit | | (1,686) |
| **Equity** | | (1,099) |
| **Total liabilities and equity** | $ | 1,950 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

# CREDIT MARKET ANALYSIS USA, Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Market Data Fees | $ | - |
| Affiliate income | | 11,062 |
| **Total revenue** | | **11,062** |
| Compensation and benefits | | 3,687 |
| Professional services | | 5 |
| Acquisition-related transaction and integration costs | | - |
| Technology and communication | | 7 |
| Rent and Other Occupancy | | 158 |
| Selling, general and administrative | | 214 |
| Depreciation and amortization | | 356 |
| **Operating expenses** | | **4,427** |
| **Operating income** | | **6,635** |
| Other expense, net | | 18 |
| **Other income, net** | | **18** |
| **Pre-tax net income** | | **6,617** |
| Income tax benefit | | 523 |
| **Net income** | | **7,140** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# CREDITEX GROUP, INC.
## BALANCE SHEET
### As of December 31, 2019
### (Unaudited)
### (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 6,506 |
| Prepaid expenses and other current assets | | 121 |
| Current income tax receivable | | 32 |
| **Current assets** | | 6,659 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment cost | | 34,025 |
| Accumulated depreciation | | (27,085) |
| **Property and equipment, net** | | 6,940 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 358,772 |
| Other intangibles, net | | 4,267 |
| Other noncurrent assets | | 150 |
| **Other non-current assets** | | 363,189 |
| **Assets** | | 376,788 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 260 |
| Accrued salaries and benefits | | 5,834 |
| Due to affiliates, net | | 463,513 |
| **Current liabilities** | | 469,607 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 642 |
| Other Non Current Liabilities | | 57 |
| **Non-current liabilities** | | 699 |
| **Liabilities** | | 470,306 |
| **EQUITY:** | | |
| Contributed capital | | 437,915 |
| Retained deficit | | (533,126) |
| Accumulated other comprehensive income | | 1,693 |
| **Equity** | | (93,518) |
| **Total liabilities and equity** | $ | 376,788 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# CREDITEX GROUP, INC.
# STATEMENT OF INCOME
### Year Ended December 31, 2019
### (Unaudited)
### (In thousands)

| | | |
|---|---|---|
| Transaction fees, net | $ | 313 |
| Affiliate revenue | | 19,907 |
| Total revenue | | 20,220 |
| Compensation and benefits | | 19,772 |
| Professional services | | 211 |
| Technology and communications | | 399 |
| Rent and other occupancy | | 1,273 |
| Selling, general & administration | | 228 |
| Amortization & depreciation expense | | 9,681 |
| Service & license fees to affiliate | | 7,974 |
| Operating expenses | | 39,538 |
| Operating loss | | (19,318) |
| Interest income | | 33 |
| Interest expense to affiliates | | 866 |
| Other expense, net | | 928 |
| Other expense, net | | 1,827 |
| Pre-tax net loss | | (17,491) |
| Income tax benefit | | 2,288 |
| Net loss | $ | (15,203) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Creditex Holdco, LLC
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

| | |
|---|---|
| **ASSETS:** | |
| Other assets | $ 1 |
| **Total assets** | **1** |
| **LIABILITIES AND EQUITY:** | |
| **EQUITY:** | |
| Member capital | 1 |
| **Member equity** | **1** |
| **Total Equity** | **$ 1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# CREDITEX, LLC
# BALANCE SHEET
## As of December 31, 2019
## (Unaudited)
## (In thousands)

| | | |
|---|---|---|
| **ASSETS:** | | |
| Cash and cash equivalents | $ | 66 |
| Accounts receivable, net of allowance | | 1,406 |
| Due from affiliates, net | | 504,204 |
| **Assets** | $ | 505,676 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | - |
| **Liabilities** | | - |
| Contributed capital | | 90,241 |
| Retained earnings | | 415,435 |
| **Equity** | $ | 505,676 |
| **Total liabilities and equity** | $ | 505,676 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# CREDITEX, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2019
### (Unaudited)
### (In thousands)

| | |
|---|---|
| Transaction fees, net | $ 4,031 |
| **Total revenue** | 4,031 |
| | |
| Selling, general & administration | (12) |
| Affiliate expense | 166 |
| **Operating expenses** | 154 |
| | |
| **Operating income** | 3,877 |
| | |
| Other expense, net | (19) |
| | |
| **Pre-tax net income** | 3,858 |
| | |
| **Net income** | $ 3,858 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# CREDITTRADE, INC.
## BALANCE SHEET
### As of December 31, 2019
### (Unaudited)

| | | |
|---|---|---|
| **OTHER NONCURRENT ASSETS:** | | |
| Deferred tax asset - noncurrent | $ | 577 |
| Investment in subsidiary | | 4,178 |
| Other noncurrent assets | | 4,755 |
| Assets | $ | 4,755 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates, net | | 33 |
| Current liabilities | | 33 |
| **EQUITY:** | | |
| Retained earnings | | 4,140 |
| Accumulated other comprehensive income | | 582 |
| Equity | | 4,722 |
| Total liabilities and equity | $ | 4,755 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## CREDITTRADE, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| Total revenue | $ | - |
| | | - |
| Operating expenses | | - |
| Operating income | | - |
| Pre-tax net income | | - |
| Income tax expense | | 66 |
| Net loss | $ | (66) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

**DACC Technologies, Inc.**
**Balance Sheet**
**As of December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Current assets:** | |
| Cash and cash equivalents | $ - |
| **Current assets** | - |
| | |
| **Other non-current assets:** | |
| Goodwill | 8,124 |
| Other intangibles, net | 1,538 |
| **Other non-current assets** | 9,662 |
| | |
| **Total assets** | $ 9,662 |

**LIABILITIES and EQUITY**

| | |
|---|---|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | $ 8 |
| Due to affiliates, net | 209 |
| Deferred Revenue | 14 |
| **Current liabilities** | 231 |
| | |
| **Non-current liabilities:** | |
| Deferred tax liabilities- noncurrent | 644 |
| **Non-current liabilities** | 644 |
| | |
| **Total liabilities** | 875 |
| | |
| **Equity:** | |
| Retained earnings | 8,787 |
| **Total equity** | 8,787 |
| | |
| **Total liabilities and equity** | $ 9,662 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# DACC Technologies, Inc.
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Other revenue | $ | 18 |
| **Total revenues** | | 18 |
| **Expenses:** | | |
| Professional services | | 25 |
| Technology and communication | | 110 |
| Selling, general and adminstrative | | 30 |
| Depreciation and amortization | | 162 |
| **Operating expenses** | | 327 |
| **Operating loss** | | (309) |
| Other income, net | | - |
| **Other income, net** | | - |
| **Pre-tax net loss** | | (309) |
| Income tax benefit | | 53 |
| **Net loss** | $ | (256) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# DCFB LLC(dormant)
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Digital Asset Custody Company, Inc.**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# eCops, LLC (dormant)
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND MEMBER EQUITY:**

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member Equity** | | **1** |
| **Total Member Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Electric Railroad LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Enterprises Aviation, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Prepaid expenses and other current assets | $ | 19 |
| Due from affliliate | | 893 |
| **Current assets** | | 912 |
| **NON-CURRENT ASSETS:** | | |
| Deferred Tax Asset | | 52 |
| **Non-current assets** | | 52 |
| **Total assets** | **$** | **964** |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 307 |
| Accrued salaries and benefits | | 197 |
| **Current liabilities** | | **504** |
| **EQUITY:** | | |
| Contributed capital | | 330 |
| Retained earnings | | 130 |
| **Equity** | | **460** |
| **Total liability and equity** | **$** | **964** |

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Enterprises Aviation, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **TOTAL REVENUE** | **$ -** |
| **OPERATING EXPENSES:** | |
| Selling, general and administrative | 342 |
| **Operating expenses** | **342** |
| **Pre-tax net loss** | (342) |
| Income tax benefit | 103 |
| **Net loss** | **$ (239)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**FINRA/NYSE Trade Reporting Facility LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Guaranty Clearing Corporation (dormant)
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

| | |
|---|---|
| **ASSETS:** | |
| Other assets | $ 1 |
| **Total assets** | **1** |
| **LIABILITIES AND EQUITY:** | |
| **EQUITY:** | |
| Member capital | 1 |
| **Equity** | **1** |
| **Total equity** | **$ 1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Hawk Enterprises 1, Inc.(dormant)**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Hawk Enterprises 2, LLC(dormant)**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Highway Networks LLC
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| | | |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE 4165, LLC
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

| | |
|---|---|
| **ASSETS:** | |
| Cash Clearing | |
| Other assets | 1 |
| **Total assets** | **$ 1** |
| | |
| **LIABILITIES AND EQUITY:** | |
| **EQUITY:** | |
| Member capital | 1 |
| **Equity** | **1** |
| **Total equity** | **$ 1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE 5660, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ | (19) |
| Prepaids | | 146 |
| Current assets | | 127 |
| PROPERTY PLANT AND EQUIPMENT: | | |
| Property and equipment cost | | 139,615 |
| Accumulated depreciation | | (45,078) |
| Property and equipment, net | | 94,537 |
| NON-CURRENT ASSETS | | |
| Other non-current assets | | 138 |
| Non-current assets | | 138 |
| Total assets | $ | 94,802 |
| LIABILITIES AND EQUITY: | | |
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued liabilities | $ | 693 |
| Due to affiliate | | 124,240 |
| Other | | 60 |
| Current liabilities | | 124,993 |
| Total liabilities | | 124,993 |
| EQUITY: | | |
| Contributed capital | | 37,776 |
| Retained deficit | | (67,967) |
| Equity | | (30,191) |
| Total liabilities and equity | $ | 94,802 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE 5660, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Total Revenue** | | 0 |
| | | |
| **OPERATING EXPENSES:** | | |
| Professional Services | | 865 |
| Rent and other occupancy | | 2,985 |
| Selling, general and administrative | | 1,650 |
| Amortization and depreciation expense | | 9,111 |
| **Operating expenses** | | **14,611** |
| | | |
| **Net loss** | **$** | **(14,611)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Atrium Inc.
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 424 |
| Accounts receivable, net of allowance | | 186 |
| Prepaid expenses and other current assets | | 166 |
| **Current assets** | | 776 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 1,399 |
| Accumulated depreciation | | (656) |
| **Property and equipment, net** | | 743 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 1,126 |
| Deferred tax receivable | | 964 |
| **Other non-current assets** | | 2,090 |
| **Assets** | | 3,609 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 20 |
| Accrued salaries and benefits | | 240 |
| Income tax payable | | 6 |
| Due to affiliates | | 8,955 |
| **Current liabilities** | | 9,221 |
| **Liabilities** | | 9,221 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 167 |
| Retained deficit | | (5,779) |
| **Equity** | | (5,612) |
| **Total liabilities and equity** | $ | 3,609 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Atrium Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Data services fees, net | $ | 1,141 |
| Affiliate revenue | | - |
| **Total revenue** | | **1,141** |
| Compensation and benefits | | 1,565 |
| Professional services | | 22 |
| Technology and communication | | 2,238 |
| Rent and occupancy | | 66 |
| Selling, general and administrative | | 18 |
| Depreciation and amortization | | 279 |
| Affiliate expense | | 1,299 |
| **Operating expenses** | | **5,487** |
| **Operating loss** | | **(4,346)** |
| Other expense (income), net | | 67 |
| **Other expense, net** | | **67** |
| **Pre-tax net loss** | | **(4,413)** |
| Income tax benefit | | 1,294 |
| **Net loss** | | **(3,119)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE BRAZIL TECHNOLOGY, LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Due from affiliate | $ 338 |
| **Current assets** | 338 |
| **Assets** | 338 |
| **LIABILITIES and EQUITY:** | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |
| **SHAREHOLDERS EQUITY:** | |
| Retained earnings | 338 |
| **Equity** | 338 |
| **Total liabilities and equity** | $ 338 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE BRAZIL TECHNOLOGY, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **Total revenue** | $ - |
| Selling, general and administrative | - |
| **Operating expenses** | **-** |
| **Pre-tax net income** | **-** |
| **Income tax expense** | - |
| **Net income** | **-** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

# ICE Clear Credit LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 60,354 |
| Cash - clearing member deposits | | 24,412,923 |
| Accounts receivable, net of allowance | | 7,100 |
| Restricted Cash | | 98,900 |
| Prepaid expenses and other current assets | | 15,367 |
| Current Income Tax Receivable | | 3,528 |
| **Current Assets** | | 24,598,172 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment cost | | 53,183 |
| Accumulated depreciation | | (38,444) |
| **Property and equipment, net** | | 14,739 |
| **OTHER NONCURRENT ASSETS:** | | |
| Restricted cash long term | | 50,000 |
| **Other noncurrent assets** | | 50,000 |
| **Assets** | $ | 24,662,911 |
| **LIABILITIES and MEMBER EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 25,816 |
| Accrued salaries and benefits | | 4,459 |
| Due to affiliates | | 8,416 |
| Margin deposits and guaranty funds | | 24,412,923 |
| Deferred revenue | | 2,714 |
| **Current liabilities** | | 24,454,328 |
| **NONCURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 7 |
| Other Non Current Liabilities | | 235 |
| **Noncurrent liabilities** | | 242 |
| **Liabilities** | | 24,454,570 |
| **EQUITY:** | | |
| Contributed capital | | 113,900 |
| Retained earnings | | 94,441 |
| **Total equity** | | 208,341 |
| **Total liabilities and equity** | $ | 24,662,911 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Clear Credit LLC
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Clearing and processing fees | $ | 116,992 |
| Market Data Fees | | 98 |
| Other revenue | | 55,804 |
| Affiliate revenue | | 4,562 |
| **Total Revenue** | | 177,456 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 16,446 |
| Professional services | | 608 |
| Technology and communication | | 5,160 |
| Rent and occupancy | | 968 |
| Selling, general and administrative | | 1,030 |
| Depreciation and amortization | | 8,925 |
| Service and license fees to affiliates | | 24,716 |
| **Operating Expenses** | | 57,853 |
| **Operating Income** | | 119,603 |
| | | |
| Other expense, net | | (1,059) |
| **Pre-Tax Net Income** | | 118,544 |
| Income tax expense | | 41 |
| **Net Income** | $ | 118,503 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Clear U.S., Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Current assets:** | |
| Cash and cash equivalents | 21,628 |
| Margin deposits and guaranty funds | 7,264,364 |
| Restricted Cash | 99,600 |
| Accounts receivable, net of allowance | 43,095 |
| Prepaid expenses and other current assets | 2,513 |
| Current assets | 7,431,200 |
| **Other non-current assets:** | |
| Restricted cash | 103,000 |
| Deferred tax asset - noncurrent | 2,506 |
| **Other non-current assets** | 105,506 |
| **Total assets** | 7,536,706 |
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 9,769 |
| Accrued salaries and benefits | 2,060 |
| Margin deposits and guaranty funds | 7,264,364 |
| Deferred Revenue | 1,400 |
| Due to affiliates, net | 75,202 |
| **Current liabilities** | 7,352,795 |
| **NONCURRENT LIABILITIES:** | |
| Other noncurrent liabilities | 9,162 |
| Noncurrent portion of licensing agreement | - |
| **Noncurrent Liabilities** | 9,162 |
| **Total liabilities** | 7,361,957 |
| **Equity:** | |
| Contributed capital | 64,306 |
| Retained earnings | 110,443 |
| **Total equity** | 174,749 |
| **Total liabilities and equity** | 7,536,706 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Clear U.S., Inc.
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 315,346 |
| Other revenues | | 22,013 |
| Service and license fees for affiliates | | 1,544 |
| **Total revenues** | | 338,903 |
| **Expenses:** | | |
| Compensation and benefits | | 10,389 |
| Professional services | | 904 |
| Technology and communication | | 858 |
| Rent and occupancy | | 871 |
| Selling, general and adminstrative | | 2,519 |
| Service and license fees to affiliates | | 61,066 |
| **Operating expenses** | | 76,607 |
| **Operating income** | | 262,296 |
| Other expenses, net | | 4,363 |
| Interest expense to affiliates | | (530) |
| **Other expense, net** | | 3,833 |
| **Pre-tax net income** | | 266,129 |
| Income tax expense | | 73,441 |
| **Net income** | $ | 192,688 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Credit Hub, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Prepaid expenses and Other Current Assets | | 1 |
| | | 1 |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 8,032 |
| Accumulated depreciation | | (7,424) |
| **Property and equipment net** | | 608 |
| **OTHER NONCURRENT ASSETS** | | |
| Goodwill | | 4,776 |
| **Other noncurrent assets** | | 4,776 |
| **Total assets** | **$** | **5,385** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accrued salaries and benefits | | (32) |
| Due to affiliate | | 22,470 |
| **Current liabilities** | | 22,438 |
| **Total liabilities** | | **22,438** |
| **EQUITY:** | | |
| Contributed capital | | 8,940 |
| Retained deficit | | (25,993) |
| **Equity** | | **(17,053)** |
| **Total liabilities and equity** | **$** | **5,385** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

**ICE Credit Hub, LLC**
**Income Statement**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **REVENUES:** | |
| Transaction fees, net | $ - |
| **Operating revenues** | **-** |
| | |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 184 |
| Rent and other occupancy | 13 |
| Technology | 14 |
| Selling, general & administration | 3 |
| Amortization & depreciation expense | 363 |
| Service & license fees to affiliates | 448 |
| **Operating expenses** | **1,025** |
| | |
| **Other Income net** | **(3)** |
| | |
| **Pre-tax net loss** | **(1,028)** |
| Income tax expense | 1 |
| **Net loss** | **$ (1,029)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Data Analytics, LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Accounts receivable, net of allowance | | 5,493 |
| Prepaid expenses and other current assets | | 283 |
| Income tax receivable | | 7 |
| Due from affiliates, net | | 361,165 |
| **Current assets** | | 366,948 |
| **Property and equipment:** | | |
| Property and equipment cost | | 23,996 |
| Accumulated depreciation | | (11,110) |
| Operating Lease Right of Use Asset | | 3,750 |
| **Property and equipment, net** | | 16,636 |
| **Other non-current assets:** | | |
| Other noncurrent assets | | 154 |
| **Other non-current assets** | | 154 |
| **Total assets** | $ | 383,738 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | 663 |
| Accrued salaries and benefits | | 3,388 |
| Other Current Liabilities | | 1,376 |
| Deferred revenue | | 1,208 |
| **Current liabilities** | | 6,635 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 6,103 |
| **Non-current liabilities** | | 6,103 |
| **Total liabilities** | | 12,738 |
| **Equity:** | | |
| Contributed capital | | 2,758 |
| Retained earnings | | 368,242 |
| **Total equity** | | 371,000 |
| **Total liabilities and equity** | $ | 383,738 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Data Analytics, LLC
## Statement of Income
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Data services fees, net | $ 34,008 |
| **Total revenues** | 34,008 |
| | |
| **Expenses:** | |
| Compensation and benefits | 10,681 |
| Professional services | 529 |
| Technology and communication | 1,929 |
| Rent and occupancy | 1,462 |
| Selling, general and administrative | 2,706 |
| Depreciation and amortization | 5,542 |
| **Operating expenses** | 22,849 |
| | |
| **Operating income** | 11,159 |
| Other expenses, net | 1 |
| **Pre-tax net income** | 11,158 |
| Income tax expense | 13 |
| **Net income** | $ 11,145 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Data Connectivity & Feeds, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Accounts receivable, net of allowance | | 17,717 |
| Income tax receivable | | 38 |
| Prepaid expenses and other current assets | | 90 |
| **Current assets** | | 17,845 |
| **Property and equipment:** | | |
| Property and equipment cost | | 15,366 |
| Accumulated depreciation | | (10,473) |
| **Property and equipment, net** | | 4,893 |
| **Other non-current assets:** | | |
| Other noncurrent assets | | 26 |
| Deferred tax assets- non-current | | 5,803 |
| **Other non-current assets** | | 5,829 |
| **Total assets** | $ | 28,567 |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | 5,558 |
| Accrued salaries and benefits | | 5,850 |
| Deferred revenue | | 100 |
| Due to affiliates, net | | 177,690 |
| **Current liabilities** | | 189,198 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 73 |
| Deferred revenue- long-term | | 164 |
| **Non-current liabilities** | | 237 |
| **Total liabilities** | | 189,435 |
| **Equity:** | | |
| Contributed capital | | 4,730 |
| Retained deficit | | (165,598) |
| **Total equity** | | (160,868) |
| **Total liabilities and equity** | $ | 28,567 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Data Connectivity & Feeds, Inc.
## Statement of Income
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Data services fees, net | $ | 67,714 |
| Affiliate revenue | | 81 |
| **Total revenues** | | 67,795 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 33,076 |
| Professional services | | 3,012 |
| Acquisition-related transaction and integration costs | | - |
| Technology and communication | | 21,593 |
| Rent and occupancy | | 2,289 |
| Selling, general and administrative | | 2,300 |
| Depreciation and amortization | | 3,017 |
| Affiliate expense | | 9,311 |
| **Operating expenses** | | 74,598 |
| | | |
| **Operating loss** | | (6,803) |
| | | |
| Other expense, net | | 106 |
| **Other expense, net** | | 106 |
| | | |
| **Pre-tax net loss** | | (6,909) |
| Income tax benefit | | 1,217 |
| **Net loss** | $ | (5,692) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Derivatives, Inc.**
**Balance Sheet**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 917 |
| Accounts receivable, net of allowance | | 11,686 |
| Prepaid expenses and other current assets | | 47 |
| **Current assets** | | **12,650** |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 44,517 |
| Accumulated depreciation | | (31,115) |
| **Property and equipment, net** | | **13,402** |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 306,722 |
| Other intangibles, net | | 5,006 |
| **Other non-current assets** | | **311,728** |
| **Total assets** | **$** | **337,780** |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 2,568 |
| Accrued salaries and benefits | | 210 |
| Due to affiliate | | 23,974 |
| Deferred revenue, current | | 22,514 |
| Income tax payable | | - |
| **Current liabilities** | | **49,266** |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability- non-current | | 4,609 |
| Other non-current liabilities | | 4,962 |
| **Non-current liabilities** | | **9,571** |
| **Total liabilities** | | **58,837** |
| **EQUITY:** | | |
| Additional paid-in-capital | | 10,255 |
| Retained earnings | | 268,688 |
| **Total equity** | | **278,943** |
| **Total Liabilities and equity** | **$** | **337,780** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Derivatives, Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Data services fees, net | $ | 54,785 |
| Affiliate revenue | | 247 |
| **Total revenue** | | **55,032** |
| Compensation and benefits | | 1,334 |
| Professional services | | 90 |
| Technology and communication | | 8,999 |
| Rent and occupancy | | 1,290 |
| Selling, general and administrative | | 2,032 |
| Depreciation and amortization | | 17,266 |
| Affiliate expense | | 39,012 |
| **Operating expenses** | | **70,023** |
| **Operating loss** | | **(14,991)** |
| Interest income | | 5 |
| Other income, net | | 228 |
| **Other income, net** | | **233** |
| **Pre-tax net loss** | | **(14,758)** |
| Income tax benefit | | 4,343 |
| **Net loss** | | **(10,415)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Data Indices, LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 523 |
| Accounts receivable, net of allowance | | 31,410 |
| Prepaid expenses and other current assets | | 329 |
| **Current assets** | | 32,262 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 5,511 |
| Accumulated depreciation | | (1,324) |
| **Property and equipment, net** | | 4,187 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 90,895 |
| Other intangibles, net | | 34,482 |
| **Other non-current assets** | | 125,377 |
| **Assets** | | 161,826 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 1,822 |
| Accrued salaries and benefits | | 2,156 |
| Due to affiliates | | 101,264 |
| Deferred revenue | | 505 |
| **Current liabilities** | | 105,747 |
| **NON-CURRENT ASSETS:** | | |
| Other non-current liabilities | | 167 |
| **Liabilities** | | 105,914 |
| **SHAREHOLDERS EQUITY:** | | |
| Additional paid in capital | | 2,187 |
| Retained earnings | | 53,725 |
| **Equity** | | 55,912 |
| **Total liabilities and equity** | $ | 161,826 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Data services fees, net | $ | 64,160 |
| Affiliate revenues | | 236 |
| **Total revenue** | | **64,396** |
| Compensation and benefits | | 9,262 |
| Professional services | | 517 |
| Technology and communication | | 5,798 |
| Selling, general and administrative | | 718 |
| Depreciation and amortization | | 8,518 |
| Affiliate expenses | | 4,727 |
| **Operating expenses** | | **29,540** |
| **Operating income** | | **34,856** |
| Affiliate interest expense | | 2,370 |
| Other expense | | 203 |
| **Other expense, net** | | **2,573** |
| **Pre-tax net income** | | **32,283** |
| Income tax expense | | 2 |
| **Net income** | | **32,281** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Investment Group, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

**ICE Data LP Controller: ICE Data Mgmt Grp, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash ands Cash Equivalents | | 1,444 |
| Accounts receivable, net of allowance | $ | 12,589 |
| Prepaids and other current assets | | 44 |
| Current income tax receivable | | - |
| Due from affiliates | | 126,518 |
| **Current Assets** | | 140,595 |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 79 |
| Accumulated depreciation | | (79) |
| **Property and equipment net** | | 0 |
| **OTHER NONCURRENT ASSETS** | | |
| Goodwill | | 78,302 |
| Other Intangibles, net | | 613 |
| Deferred tax asset - noncurrent | | 0 |
| **Other noncurrent assets** | | 78,915 |
| **Total assets** | **$** | **219,510** |
| **LIABILITIES AND EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 482 |
| Accrued salaries and benefits | | 2,668 |
| Income taxes payable | | 13 |
| Deferred revenue | | 2,486 |
| **Current liabilities** | | 5,649 |
| **Non Current Liabilities** | | 814 |
| **Total liabilities** | | **6,463** |
| **EQUITY:** | | |
| Contributed capital | | 78,890 |
| Retained earnings | | 134,157 |
| **Equity** | | **213,047** |
| **Total liabilities and equity** | **$** | **219,510** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

**ICE Data LP Controller: ICE Data Mgmt Grp, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Market data revenue | $ | 35,039 |
| Revenue from affiliate, net | | 3,049 |
| **Operating revenues** | | **38,088** |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 9,314 |
| Professional Services | | 199 |
| Rent and other occupancy | | 752 |
| Technology and communication | | 1,129 |
| Selling, general & administration | | 725 |
| Amortization & Depreciation Expense | | 75 |
| Intercompany Expense | | 5,347 |
| **Operating expenses** | | **17,541** |
| | | |
| **Pre-tax net income** | | 20,547 |
| Income tax expense | | 6,477 |
| **Net income** | **$** | **14,070** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Management Group, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

## LIABILITIES AND MEMBER EQUITY:

## EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD™

# ICE Data Pricing & Reference Data, LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | | 1,489 |
| Accounts receivable, net of allowance | | 153,635 |
| Prepaid expenses and other current assets | | 1,140 |
| Due from affiliates, net | | 3,107,343 |
| **Current assets** | | 3,263,607 |
| **Property and equipment:** | | |
| Property and equipment cost | | 44,352 |
| Accumulated depreciation | | (31,181) |
| Operating Lease Right of Use Asset | | 15,630 |
| **Property and equipment, net** | | 28,801 |
| **Total assets** | $ | 3,292,408 |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | 22,160 |
| Accrued salaries and benefits | | 13,348 |
| Other Current Liabilities | | 4,619 |
| Deferred revenue | | 1,335 |
| **Current liabilities** | | 41,462 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 24,153 |
| **Non-current liabilities** | | 24,153 |
| **Total liabilities** | | 65,615 |
| **Equity:** | | |
| Contributed capital | | 11,871 |
| Retained earnings | | 3,214,922 |
| **Total equity** | | 3,226,793 |
| **Total liabilities and equity** | $ | 3,292,408 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Data Pricing & Reference Data, LLC
## Statement of Income
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Data services fees, net | 692,179 |
| Affiliate revenue | 12,631 |
| **Total revenues** | 704,810 |
| | |
| **Expenses:** | |
| Compensation and benefits | 66,184 |
| Professional services | 12,865 |
| Technology and communication | 56,577 |
| Rent and occupancy | 4,814 |
| Selling, general and administrative | 5,406 |
| Depreciation and amortization | 11,513 |
| Affiliate expense | 41,453 |
| **Operating expenses** | 198,812 |
| | |
| **Operating income** | 505,998 |
| Other income, net | 194 |
| **Pre-tax net income** | 506,192 |
| Income tax expense | 30 |
| **Net income** | $ 506,162 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Services Wireless LLC**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 2,134 |
| Accounts receivable, net of allowance | | 2,111 |
| Due from affiliates | | 3,918 |
| Prepaid expenses and other current assets | | 72 |
| **Current assets** | | 8,235 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 4,846 |
| Accumulated depreciation | | (3,215) |
| **Property and equipment, net** | | 1,631 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 211 |
| Other intangibles, net | | 2,147 |
| Other non-current assets | | 478 |
| **Other non-current assets** | | 2,836 |
| **Assets** | | 12,702 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 1,247 |
| **Current liabilities** | | 1,247 |
| **Liabilities** | | 1,247 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 11,455 |
| **Equity** | | 11,455 |
| **Total liabilities and equity** | $ | 12,702 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Services Wireless LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Data services fees, net | $ | 8,817 |
| **Total revenue** | | **8,817** |
| Professional services | | 41 |
| Technology and communication | | 4,931 |
| Rent and occupancy | | 1 |
| Selling, general and administrative | | 151 |
| Depreciation and amortization | | 1,794 |
| **Operating expenses** | | **6,918** |
| **Operating income** | | **1,899** |
| Other income (expense), net | | 16 |
| **Other expense, net** | | **16** |
| **Pre-tax net income** | | **1,883** |
| **Net income** | | **1,883** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Data Services, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Accounts receivable, net of allowance | | 1,017 |
| Prepaid expenses and other current assets | | 7,448 |
| Current assets | | 8,465 |
| **Property and equipment:** | | |
| Property and equipment cost | | 191,990 |
| Accumulated depreciation | | (50,685) |
| Property and equipment, net | | 141,305 |
| **Other non-current assets:** | | |
| Deferred tax assets- non-current | | 1,038 |
| Other noncurrent assets | | 147 |
| Other non-current assets | | 1,185 |
| Total assets | $ | 150,955 |

LIABILITIES and EQUITY

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | 22,481 |
| Accrued salaries and benefits | | 13,970 |
| Other current liabilities | | |
| Current income tax payable | | 989 |
| Due to affiliates, net | | 2,034,657 |
| Current liabilities | | 2,072,097 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 21,966 |
| Non-current liabilities | | 21,966 |
| Total liabilities | | 2,094,063 |
| **Equity:** | | |
| Contributed capital | | (674,419) |
| Retained deficit | | (1,268,689) |
| Total equity | | (1,943,108) |
| Total liabilities and equity | $ | 150,955 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Data Services, Inc.
## Statement of Income
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Data services fees, net | $ | 1,117 |
| Affiliate revenue | | 84 |
| **Total revenues** | | 1,201 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 65,380 |
| Professional services | | 3,553 |
| Acquisition-related transaction and integration costs | | 1,100 |
| Technology and communication | | 18,874 |
| Rent and occupancy | | 4,352 |
| Selling, general and administrative | | 7,197 |
| Depreciation and amortization | | 27,818 |
| Affiliate expense | | 1,006 |
| **Operating expenses** | | 129,280 |
| | | |
| **Operating loss** | | (128,079) |
| Affiliate interest income | | 20,349 |
| Other income, net | | 436 |
| **Pre-tax net loss** | | (107,294) |
| Income tax expense | | 132,234 |
| **Net loss** | $ | (239,528) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE eConfirm LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 8,183 |
| Accounts receivable, net of allowance | | 1,102 |
| Due from affiliates | | 5,374 |
| **Current assets** | | 14,659 |
| **Assets** | | 14,659 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 35 |
| **Current liabilities** | | 35 |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 384 |
| **Non-current liabilities** | | 384 |
| **Liabilities** | | 419 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 14,240 |
| **Equity** | | 14,240 |
| **Total liabilities and equity** | $ | 14,659 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE eConfirm LLC
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Transaction and clearing fees, net | $ 7,233 |
| **Total revenue** | **7,233** |
| Selling, general and administrative | 54 |
| Professional services | 70.00 |
| Affiliate expense | 1,304 |
| **Operating expenses** | **1,428** |
| **Operating income** | **5,805** |
| **Pre-tax net income** | **5,805** |
| **Net income** | **5,805** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE ETF Hub, LLC
## Balance Sheet
## As of December 31, 2019
## (Unaudited)
## (in thousands)

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ - |
| **Current assets** | 0 |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 1,478 |
| Accumulated depreciation | (48) |
| **Property and equipment, net** | 1,430 |
| **OTHER NON-CURRENT ASSETS:** | |
| Investment in subsidiary | 30,000 |
| **Other non-current assets** | 30,000 |
| **Total assets** | $ 31,430 |
| **LIABILITIES and EQUITY:** | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | $ - |
| Accrued salaries and benefits | - |
| Due to affiliates, net | 1,698 |
| **Current liabilities** | 1,698 |
| **Total liabilities** | 1,698 |
| **EQUITY:** | |
| Retained earnings | 29,732 |
| **Total equity** | 29,732 |
| **Total liabilities and equity** | $ 31,430 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE ETF Hub, LLC**
**Statement of Income**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **Revenue:** | |
| Affiliate revenue | $ - |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Rent and occupancy | 15 |
| Depreciation and amortization | 49 |
| Affiliate expense | 304 |
| **Operating expenses** | 368 |
| **Operating loss** | (368) |
| | |
| **Pre-tax net loss** | (368) |
| | |
| Income tax benefit | 100 |
| **Net loss** | $ (268) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Execution Services, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| Due to Affiliates | | 1,304 |
| **Current assets** | | 1,304 |
| **Total Assets** | **$** | **1,304** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **Total liabilities** | | **-** |
| **EQUITY:** | | |
| Contributed Capital | | 759 |
| Retained earnings | | 545 |
| **Equity** | | **1,304** |
| **Total liabilities and equity** | **$** | **1,304** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

**ICE Execution Services, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **Total revenue** | **-** |
| | |
| **OPERATING EXPENSES:** | |
| Selling, general & administration | $ - |
| **Operating expenses** | **-** |
| | |
| **Net loss** | **$ -** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Futures U.S., Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 2,036 |
| Restricted cash | | 38,000 |
| Income tax receivable | | 39 |
| Prepaid expenses and other current assets | | 1,805 |
| Due from affiliates, net | | 44,800 |
| **Current assets** | | 86,680 |
| **Property and equipment:** | | |
| Property and equipment cost | | 848 |
| Accumulated depreciation | | (734) |
| **Property and equipment, net** | | 114 |
| **Other non-current assets:** | | |
| Goodwill | | 912,536 |
| Other intangibles assets, net | | 291,411 |
| Other noncurrent assets | | 6,812 |
| **Other non-current assets** | | 1,210,759 |
| **Total assets** | $ | 1,297,553 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 17,120 |
| Accrued salaries and benefits | | 2,493 |
| Deferred revenue | | 91 |
| Margin Deposits and Guaranty funds | | 232 |
| **Current liabilities** | | 19,936 |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | 76,711 |
| Other noncurrent liabilities | | 4,051 |
| **Non-current liabilities** | | 80,762 |
| **Total liabilities** | | 100,698 |
| **Equity:** | | |
| Contributed capital | | 77,570 |
| Retained earnings | | 1,119,285 |
| **Total equity** | | 1,196,855 |
| **Total liabilities and equity** | $ | 1,297,553 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Futures U.S., Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 26,048 |
| Market Data Fees | | - |
| Revenues from affiliates | | 123,147 |
| Other revenues | | 1,102 |
| **Total revenues** | | 150,297 |
| **Expenses:** | | |
| Compensation and benefits | | 12,392 |
| Professional services | | 169 |
| Technology and communication | | 15,709 |
| Rent and occupancy | | 737 |
| Selling, general and adminstrative | | 720 |
| Depreciation and amortization | | 2,157 |
| Service and license fees to affiliates | | 41,442 |
| **Operating expenses** | | 73,326 |
| **Operating income** | | 76,971 |
| Other expenses, net | | 1,736 |
| **Other expense, net** | | 1,736 |
| **Pre-tax net income** | | 78,707 |
| Income tax expense | | 7,286 |
| **Net income** | $ | 71,421 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Balance Sheet
As Of December 31, 2019
(Unaudited)
(in thousands)

| | | | | |
|---|---|---|---|---|
| **CURRENT ASSETS:** | | | | |
| Due from affiliates | | 26,856 | | |
| **Current assets** | | 26,856 | | |
| | | | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | | | |
| Operating Lease Right of Use Asset | | (11) | | |
| **Property and Equipment, Net** | | (11) | | |
| | | | | |
| **Total assets** | **$** | **26,845** | | |
| | | | | |
| **LIABILITIES AND MEMBER EQUITY:** | | | | |
| | | | | |
| **CURRENT LIABILITIES:** | | | | |
| Accounts payable and accrued liabilities | $ | 13 | | |
| Accrued salaries and benefits | | 1,269 | | |
| Income taxes payable | | (3) | | |
| **Current liabilities** | | 1,279 | | |
| | | | | |
| **NON-CURRENT LIABILITIES:** | | | | |
| Deferred tax liabilities - noncurrent | | (598) | | |
| **Non-current liabilities** | | (598) | | |
| | | | | |
| **Total liabilities** | | **681** | | |
| | | | | |
| **EQUITY:** | | | | |
| Contributed Capital | | 16,055 | | |
| Retained earnings | | 10,109 | | |
| **Equity** | | **26,164** | | |
| | | | | |
| **Total liabilities and equity** | **$** | **26,845** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Markets Inc.**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Affiliate revenue | $ | 11,542 |
| **Operating Revenues** | | **11,542** |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 5,998 |
| Professional services | | 457 |
| Rent and occupancy | | 188 |
| Technology and communication | | 4 |
| Selling, general & administrative | | 343 |
| Depreciation & amortization expense | | - |
| Intercompany expense | | 3,615 |
| **Operating expenses** | | **10,605** |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | **11** |
| | | |
| **Pre-tax net income** | | 926 |
| | | |
| Income tax expense | | 149 |
| | | |
| **Net income** | **$** | **777** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Middle East Investments, LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 4,664 |
| **Current assets** | | 4,664 |
| | | |
| **Other non-current assets:** | | |
| Investment in subsidiary | | 13,002 |
| **Other non-current assets** | | 13,002 |
| | | |
| **Total assets** | $ | 17,666 |
| | | |
| **LIABILITIES and EQUITY** | | |
| | | |
| **Current liabilities:** | | |
| Due to affiliates, net | $ | 12,948 |
| **Current liabilities** | | 12,948 |
| | | |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | - |
| **Non-current liabilities** | | - |
| | | |
| **Total liabilities** | | 12,948 |
| | | |
| **Non-Controlling Interest** | | 2 |
| | | |
| **Equity:** | | |
| Retained earnings | | 4,716 |
| **Total equity** | | 4,716 |
| | | |
| **Total liabilities and equity** | $ | 17,666 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# ICE Middle East Investments, LLC
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| **Expenses:** | | |
| Professional services | | 222 |
| Selling, general and adminstrative | | 11 |
| Affiliate expenses | | 156 |
| **Operating expenses** | | 389 |
| **Operating loss** | | (389) |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (389) |
| Income tax benefit | | 105 |
| **Net loss** | $ | (284) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Mortgage Services, LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 6 |
| **Current assets** | | 6 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 168,177 |
| Other intangibles | | 96,012 |
| Investment in subsidiary | | 203,694 |
| **Other non-current assets** | | 467,883 |
| **Assets** | | 467,889 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 41,605 |
| Due to affiliates | | 51,539 |
| **Current liabilities** | | 93,144 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability - non current | | 30,865 |
| Other non-current liabilities | | - |
| **Non-current liabilities** | | 30,865 |
| **Liabilities** | | 124,009 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 343,880 |
| **Equity** | | 343,880 |
| **Total liabilities and equity** | $ | 467,889 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

**ICE Mortgage Services, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Intercompany revenue | $ - |
| **Total revenue** | **0** |
| Selling, general and administrative | 2 |
| Depreciation and amortization | 11,871 |
| **Operating expenses** | **11,871** |
| **Operating loss** | **(11,871)** |
| Interest expense | (1,079) |
| Other income, net | (328) |
| **Other expense, net** | **(1,407)** |
| **Pre-tax net loss** | **(13,278)** |
| Income tax benefit | (114) |
| **Net loss** | **(13,164)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE NGX U.S. Inc.**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Prepaid expenses and other current assets | - |
| Due from affiliate | 887 |
| Income tax receivable | 84 |
| **Current assets** | 971 |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 57 |
| Perating lease right of use asset | 306 |
| Accumulated depreciation | (12) |
| **Property and equipment, net** | 351 |
| **NON-CURRENT ASSETS:** | |
| Deferred tax assets- non-current | - |
| **Other non-current assets** | - |
| **Assets** | 1,322 |
| **LIABILITIES and EQUITY:** | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | 23 |
| Accrued salaries and benefits | 225 |
| Income tax payable | - |
| Other current liabilities | 44 |
| **Current liabilities** | 292 |
| **NON-CURRENT LIABILITIES:** | |
| Operating lease liability | 265 |
| Deferred tax liability | 12 |
| | 277 |
| **Liabilities** | 569 |
| **SHAREHOLDERS EQUITY:** | |
| Retained earnings | 669 |
| Accumulated other comprehensive income | 84 |
| **Equity** | 753 |
| **Total liabilities and equity** | $ 1,322 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## ICE NGX U.S. Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Other revenues | $ | 1,664 |
| **Total revenue** | | **1,664** |
| Compensation and benefits | | 1,558 |
| Professional Services | | 2 |
| Technology and communication | | 40 |
| Rent and other occupancy | | 51 |
| Selling, general and administrative | | 21 |
| Depreciation and amortization | | 10 |
| Affiliate expense | | - |
| **Operating expenses** | | **1,682** |
| **Operating income** | | **(18)** |
| Other income, net | | 98 |
| **Pre-tax net income** | | **80** |
| Income tax expense | | 42 |
| **Net income** | | **38** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE PROCESSING, LLC
## BALANCE SHEET
### As of December 31, 2019
### (unaudited)
### (In thousands)

| | | | |
|---|---|---|---|
| **OTHER NON-CURRENT ASSETS:** | | | |
| Investment in affiliates | | $ | 8,536 |
| | **Other non-current assets** | | 8,536 |
| | **Assets** | $ | 8,536 |
| **LIABILITIES and EQUITY:** | | | |
| **CURRENT LIABILITIES:** | | | |
| Due to affiliates, net | | $ | 8,583 |
| | **Current liabilities** | | 8,583 |
| **EQUITY:** | | | |
| Retained deficit | | | (46) |
| | **Equity** | | (46) |
| | **Total Liabilities and Equity** | $ | 8,536 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inforr normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity metho accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.

# ICE PROCESSING, LLC
## STATEMENT OF INCOME
## Year Ended December 31, 2019
## (Unaudited)
## (In thousands)

| | |
|---|---|
| Total revenue | - |
| Operating expenses | - |
| Operating income | |
| Other income | - |
| Pre-tax net income | - |
| Income tax expense | - |
| Net income | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Trade Vault, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 3,726 |
| Restricted cash | | 1,650 |
| Accounts receivable, net of allowance | | 1,024 |
| **Current assets** | | 6,400 |
| **Property and equipment:** | | |
| Property and equipment cost | | 1,842 |
| Accumulated depreciation | | (1,526) |
| **Property and equipment, net** | | 316 |
| **Total assets** | $ | 6,716 |
| **Liabilities and Equity** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 42 |
| Accrued salaries and benefits | | 295 |
| Due to affiliate | | 1,086 |
| **Current liabilities** | | 1,423 |
| **Non-current liabilities:** | | |
| Other Non Current Liabilities | | - |
| **Non-current liabilities** | | 0 |
| **Total liabilities** | | 1,423 |
| **EQUITY:** | | |
| Contributed capital | | 3,017 |
| Retained earnings | | 2,276 |
| **Total equity** | | 5,293 |
| **Total liabilities and equity** | $ | 6,716 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Trade Vault, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction fees, net | $ | 5,397 |
| Revenues from affiliates | | 15,896 |
| **Total revenues** | | 21,293 |
| | | |
| **Operating expenses:** | | |
| Compensation and benefits | | 1,368 |
| Professional services | | 3 |
| Rent and other occupancy | | 73 |
| Technology | | 2 |
| Selling, general & administration | | 122 |
| Amortization and depreciation expense | | 304 |
| Service and license fees to affiliate | | 1,232 |
| **Total operating expenses** | | 3,104 |
| **Operating Income** | | 18,189 |
| | | |
| **Other income:** | | |
| Other income, net | | 0 |
| Interest income from affiliates | | 14 |
| **Other Income** | | 14 |
| | | |
| **Net Income** | $ | 18,203 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE UK GP, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE UK LP, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE U.S. Holding Company GP, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **Non-current assets:** | |
| Investment in affiliate | $ 15 |
| Non-current assets | 15 |
| Total assets | 15 |
| **Liabilities and Equity** | |
| **CURRENT LIABILITIES:** | |
| Due to affiliates | $ 2 |
| **Current liabilities** | **2** |
| **Equity:** | |
| Retained earnings | 13 |
| Total equity | 13 |
| Total liabilities and equity | $ 15 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE US Holding Company LP LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Total revenues** | | **-** |
| **Operating expenses:** | | |
| Selling, general & administration | | 15 |
| **Total operating expenses** | | **15** |
| **Operating loss** | | **(15)** |
| **Other Expense** | | **201** |
| **Provision for taxes** | | **-** |
| **Net Loss** | **$** | **(216)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## ICE U.S. OTC Commodity Markets, LLC
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)
## (In thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 9,503 |
| Accounts receivable, net of allowance | | 24,427 |
| Current income tax receivable | | (10) |
| Due from affiliate | | 14,957 |
| **Current assets** | | 48,877 |
| **Total assets** | **$** | **48,877** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 11,294 |
| **Current liabilities** | | 11,294 |
| **Total liabilities** | | **11,294** |
| **EQUITY:** | | |
| Additional paid-in capital | | 193 |
| Retained earnings | | 37,390 |
| **Equity** | | **37,583** |
| **Total liabilities and equity** | **$** | **48,877** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE U.S. OTC Commodity Markets, LLC**
**Income Statement**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Transaction fees, net | $ | 21,396 |
| Market data fees | | 83,325 |
| Other revenue | | 4 |
| Intercompany revenue | | 5,243 |
| **Operating revenues** | | **109,968** |
| | | |
| **OPERATING EXPENSES:** | | |
| Professional Services | | 96 |
| Selling, general & administration | | 946 |
| Service & license fees to affiliates | | 74,006 |
| **Operating expenses** | | **75,048** |
| **Operating income** | | **34,920** |
| | | |
| **OTHER INCOME:** | | |
| **Other income** | | **9** |
| | | |
| **Net income** | **$** | **34,929** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# IDS International, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Due from affiliates, net | $ | 324,578 |
| **Current assets** | | 324,578 |
| **Total assets** | $ | 324,578 |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Due to affilates, net | $ | - |
| **Current liabilities** | | - |
| **Total liabilities** | | - |
| **Equity:** | | |
| Retained earnings | | 324,578 |
| **Total equity** | | 324,578 |
| **Total liabilities and equity** | $ | 324,578 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**IDS International, Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Transaction and clearing fees, net | $ - |
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Selling, general and adminstrative | - |
| **Operating expenses** | - |
| **Operating income** | - |
| Intercompany interest income | 147 |
| **Other income, net** | 147 |
| **Pre-tax net income** | 147 |
| Income tax expense | 951 |
| **Net loss** | $ (804) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

**Igloo Intermediate Corporation**
**Balance Sheet**
**As of December 31, 2019**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 1 |
| Due from affiliates, net | | 9,341 |
| **Current assets** | | **9,342** |
| | | |
| **Other non-current assets:** | | |
| Deferred tax assets - noncurrent | | - |
| **Other non-current assets** | | **-** |
| | | |
| **Total assets** | **$** | **9,342** |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | **-** |
| **Current liabilities** | | **-** |
| | | |
| **Non-current liabilities:** | | |
| Deferred Tax Liabilities - Non Current | | **549** |
| **Non-current liabilities** | | **549** |
| | | |
| **Total liabilities** | | **549** |
| | | |
| **Equity:** | | |
| Retained earnings | | **8,793** |
| **Total equity** | | **8,793** |
| | | |
| **Total liabilities and equity** | **$** | **9,342** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Igloo Intermediate Corporation**
**Statement of Income**
**As of December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Total revenues** | - |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| **Operating loss** | - |
| **Pre-tax net loss** | - |
| Income tax expense | 27 |
| **Net income** | (27) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Interactive Data Holdings Corporation
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Non-current assets:** | | |
| Goodwill | | 3,231,837 |
| Other intangibles, net | | 1,896,199 |
| Investment in subsidiary | | 10,096 |
| Due from affiliates | | 17,395 |
| **Non-current assets** | | **5,155,527** |
| **Total assets** | **$** | **5,155,527** |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Income tax payable | | (75) |
| **Current liabilities** | | **(75)** |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | 559,128 |
| **Non-current liabilities** | | **559,128** |
| **Total liabilities** | | **559,053** |
| **Equity:** | | |
| Contributed capital | | 1,474 |
| Retained deficit | | 4,595,000 |
| **Total equity** | | **4,596,474** |
| **Total liabilities and equity** | **$** | **5,155,527** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Interactive Data Holdings Corporation
## Statement of Income
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Total revenues** | **-** |
| **Expenses:** | |
| Depreciation and amortization | **141,059** |
| **Operating expenses** | **141,059** |
| **Operating loss** | **(141,059)** |
| Other expenses, net | **-** |
| **Pre-tax net loss** | **(141,059)** |
| Income tax benefit | **38,268** |
| **Net income** | **$ (102,791)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# Interactive Data Online Properties, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Accounts receivable, net of allowance | | 176 |
| Due to affiliates | | 63,036 |
| **Current assets** | | 63,212 |
| | | |
| **Total assets** | $ | 63,212 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | 1 |
| Deferred Revenue | | 119 |
| **Current liabilities** | | 120 |
| | | |
| **Non-current liabilitiess:** | | |
| Deferred tax liabilities- non-current | | 852 |
| **Non-current liabilities** | | 852 |
| | | |
| **Total liabilities** | | 972 |
| | | |
| **Equity:** | | |
| Retained earnings | | 62,240 |
| **Total equity** | | 62,240 |
| | | |
| **Total liabilities and equity** | $ | 63,212 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Interactive Data Online Properties, Inc.**
**Statement of Income**
**As of December 31, 2019**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Data services fees, net | $ | 2,553 |
| **Total revenues** | | 2,553 |
| | | |
| **Expenses:** | | |
| Technology and communication | | - |
| Selling, general and administrative | | - |
| **Operating expenses** | | - |
| | | |
| **Operating income** | | 2,553 |
| Other expesnse, net | | - |
| **Pre-tax net income** | | 2,553 |
| Income tax expense | | 695 |
| **Net income** | $ | 1,858 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# Interactive Data Real-Time Group, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Current assets:** | |
| Cash and cash equivalents | - |
| Accounts receivable, net of allowance | 17 |
| Income Tax Receivable | 11 |
| Due from affiliates, net | 4,096 |
| **Current assets** | 4,124 |
| **Total assets** | 4,124 |
| **LIABILITIES and EQUITY** | |
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | - |
| **Total liabilities** | - |
| **Equity:** | |
| Retained earnings | 4,124 |
| **Total equity** | 4,124 |
| **Total liabilities and equity** | 4,124 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Interactive Data Real-Time Group, Inc.
## Statement of Income
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Data services fees, net | $ 359 |
| **Total revenues** | 359 |
| | |
| **Expenses:** | |
| Selling, general and administrative | 1 |
| **Operating expenses** | 1 |
| | |
| **Operating income** | 358 |
| | |
| Other expense, net | 17 |
| **Other expense, net** | 17 |
| | |
| **Pre-tax net income** | 341 |
| | |
| Income tax expense | 46 |
| | |
| **Net income** | $ 295 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 949 |
| Restricted cash | | 28,624 |
| Accounts receivable, net of allowance | | 6,510 |
| Prepaid expenses and other current assets | | 38,209 |
| Current Income tax receivable | | 45,696 |
| **Current assets** | | 119,988 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 816,460 |
| Accumulated depreciation | | (583,777) |
| Operating Lease Right of Use Asset | | 99,423 |
| **Property and equipment, net** | | 332,106 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 87,587 |
| Other intangibles, net | | 12,082 |
| Deferred Income Tax Asset - Non Current | | 4,739 |
| Investment in affiliates | | 2,518,672 |
| Other non-current assets | | 35,762 |
| **Other non-current assets** | | 2,658,842 |
| **Assets** | | 3,110,936 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 29,657 |
| Accrued salaries and benefits | | 63,286 |
| Other current liabilities | | 37,619 |
| Deferred revenue | | 2,186 |
| Due to affiliates | | 1,429,789 |
| **Current liabilities** | | 1,562,537 |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 140,486 |
| **Non-current liabilities** | | 140,486 |
| **Liabilities** | | 1,703,023 |
| **Noncontrolling interest** | | 197,068 |
| **SHAREHOLDERS EQUITY:** | | |
| Additional paid-in capital | | 342,191 |
| Retained earnings | | 853,714 |
| Accumulated other comprehensive income | | 14,940 |
| **Equity** | | 1,210,845 |
| **Total liabilities and equity** | $ | 3,110,936 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 14,285 |
| Data services fees, net | | 19,968 |
| Other revenues | | 4,291 |
| Affiliate revenue | | 426,297 |
| **Total revenue** | | **464,841** |
| Compensation and benefits | | 211,342 |
| Professional services | | 33,891 |
| Acquisition-related transaction and integration costs | | 830 |
| Technology and communication | | 110,730 |
| Rent and occupancy | | 3,737 |
| Selling, general and administrative | | 27,750 |
| Depreciation and amortization | | 111,970 |
| Affiliate expense | | 15,761 |
| **Operating expenses** | | **516,011** |
| **Operating loss** | | **(51,170)** |
| Interest income | | 192 |
| Affiliate interest income | | (27,291) |
| Other income, net | | (251) |
| **Other expense, net** | | **(27,350)** |
| **Pre-tax net loss** | | **(78,520)** |
| **Income tax expense** | | (4,414) |
| **Net loss** | | **(74,106)** |
| **Net loss from continuing operations attributable to non-controlling interest** | | (26,317) |
| **Net loss attributable to ICE** | $ | **(100,423)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**IntercontinentalExchange International , Inc.**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

# Intercontinental Exchange Property Protection, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 4,947 |
| Accounts Receivable | | 5 |
| Prepaid expenses and other current assets | | 658 |
| Due from affiliates | | 6,601 |
| **Total current assets** | | 12,211 |
| **NON-CURRENT ASSETS:** | | |
| Deferred tax liabilities - non current | | 114 |
| **Total non-current assets** | | 114 |
| **Total assets** | $ | 12,325 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilities | $ | 1,666 |
| Income tax payable | | 1,336 |
| Deferred revenue | | 975 |
| **Current Liabilities** | | 3,977 |
| **Total Liabilities** | | 3,977 |
| **EQUITY:** | | |
| Retained earnings | | 8,348 |
| **Total equity** | | 8,348 |
| **Total liabilities and equity** | $ | 12,325 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Intercontinental Exchange Property Protection, Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Total Revenue** | $ - |
| **Expenses:** | |
| Compensation and benefits | (1,225) |
| Professional services | 86 |
| Selling, general and administrative | (139) |
| **Operating Expenses** | (1,278) |
| **Operating Income** | 1,278 |
| Interest income | 81 |
| Intercompany Interest income | 156 |
| **Other Income** | 237 |
| **Pre-tax net income** | 1,515 |
| Income tax expense | 407 |
| **Net income** | $ 1,108 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior

ICE TRADE THE WORLD™

# INTERCONTINETAL EXCHANGE, INC.
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,121 |
| Prepaid expenses and other current assets | | 80 |
| Income tax receivable | | 19,699 |
| **Current assets** | | 20,900 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Investment in subsidiaries | | 16,161,417 |
| Deferred tax asset - non-current | | 4,001 |
| Other non-current assets | | 12,416 |
| **Other non-current assets** | | 16,177,834 |
| **Assets** | $ | 16,198,734 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 65,521 |
| Accrued salaries and benefits | | 20,770 |
| Long term debt - current portion | | 2,558,517 |
| Due to affiliates | | 6,754,217 |
| **Current liabilities** | | 9,399,025 |
| **NONCURRENT LIABILITIES:** | | |
| Notes payable long-term | | 5,250,422 |
| **Non-current liabilities** | | 5,250,422 |
| **Liabilities** | | 14,649,447 |
| **EQUITY:** | | |
| Common stock, $0.01 par value | | 6,070 |
| Treasury stock, at cost | | (3,879,095) |
| Contributed capital | | 11,063,451 |
| Retained deficit | | (3,615,793) |
| Accumulated other comprehensive income | | (2,025,346) |
| **Equity** | | 1,549,287 |
| **Total liabilities and equity** | $ | 16,198,734 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# INTERCONTINETAL EXCHANGE, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **Total Revenue** | **$ -** |
| Compensation and benefits | 1,315 |
| Selling, general and administrative | 1,010 |
| **Operating expenses** | **2,325** |
| **Operating loss** | **(2,325)** |
| Interest income | 184 |
| Affiliate interest expense | (186,895) |
| Interest expense | (277,514) |
| Other income, net | 86 |
| **Other expense** | **(464,139)** |
| **Pre-tax net loss** | **(466,464)** |
| Income tax benefit | 130,153 |
| **Net loss** | **$ (336,311)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# Internet Services Telco LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| **Current assets** | | 0 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 160 |
| Accumulated depreciation | | (135) |
| **Property and equipment, net** | | 25 |
| **Assets** | | 25 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | 84 |
| **Current liabilities** | | 84 |
| **Liabilities** | | 84 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained deficit | | (59) |
| **Equity** | | (59) |
| **Total liabilities and equity** | $ | 25 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Internet Services Telco LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Data services fees, net | - |
| **Total revenue** | **0** |
| Depreciation and amortization | 51 |
| **Operating expenses** | **51** |
| **Operating loss** | **(51)** |
| **Pre-tax net loss** | **(51)** |
| **Net loss** | **(51)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 5,596 |
| Accounts receivable, net of allowance | | 17,947 |
| Prepaid expenses and other current assets | | 42,022 |
| Due from affiliates | | 47,592 |
| Income tax receivable | | 64 |
| **Current assets** | | 113,221 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 6,305 |
| Accumulated depreciation | | (3,079) |
| Operating lease asset | | 466 |
| **Property and equipment, net** | | 3,692 |
| **NON-CURRENT ASSETS:** | | |
| Deferred income tax asset non-current | | 1,336 |
| Other non-current assets | | 246 |
| **Other non-current assets** | | 1,582 |
| **Assets** | | 118,495 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 1,974 |
| Accrued salaries and benefits | | 2,494 |
| Other current liabilities | | 469 |
| Income taxes payable | | 482 |
| Deferred revenue | | 1,868 |
| **Current liabilities** | | 7,287 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - current | | 1,831 |
| Other non current liabilities | | 18 |
| **Non-current liabilities** | | 1,849 |
| **Liabilities** | | 9,136 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 201,745 |
| Retained deficit | | (92,386) |
| **Equity** | | 109,359 |
| **Total liabilities and equity** | $ | 118,495 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**MERSCORP Holdings, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Transaction and clearing fees, net | 99,473 |
| Other revenue | 3,820 |
| **Total revenue** | **103,293** |
| Compensation and benefits | 12,755 |
| Professional Services | 4,809 |
| Technology and communication | 878 |
| Rent and other occupancy | 1,717 |
| Selling, general and administrative | 1,095 |
| Depreciation and amortization | 696 |
| Affiliate expense | 1,798 |
| **Operating expenses** | **23,748** |
| **Operating income** | **79,545** |
| Other income (expense) | 1,412 |
| **Pre-tax net income** | **80,957** |
| Income tax expense | 24,219 |
| **Net income** | **56,738** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Mortgage Electronic Registration System, Inc.
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 722 |
| **Current assets** | | 722 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Deferred income tax asset | | 6 |
| **Other non-current assets** | | 6 |
| **Assets** | | 728 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 21 |
| Income tax payable | | 17 |
| Due to affiliates | | 433 |
| **Current liabilities** | | 471 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability - non current | | 7 |
| **Non-current liabilities** | | 7 |
| **Liabilities** | | 478 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 2,518 |
| Retained deficit | | (2,268) |
| **Equity** | | 250 |
| **Total liabilities and equity** | $ | 728 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Mortgage Electronic Registration Systems, Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Intercompany revenue | $ 636 |
| **Total revenue** | **636** |
| Compensation and benefits | 120 |
| Professional services | 229 |
| Technology and communication | 4 |
| Selling, general and administrative | 225 |
| **Operating expenses** | **578** |
| **Operating income** | **58** |
| Interest income | 13 |
| Other income, net | 1 |
| **Other income, net** | **14** |
| **Pre-tax net income** | **72** |
| Income tax expense | 21 |
| **Net income** | **51** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## New York Futures Clearing Corporation (dormant)
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **MEMBER EQUITY:** | | |
| Member capital | | 1 |
| **Member equity** | | **1** |
| **Total Member Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**New York Stock Exchange LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

## LIABILITIES AND EQUITY:

## EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NSX Securities LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE American LLC**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 69 |
| Accounts receivable, net of allowance | | 36,631 |
| Due from affiliate | | 23,465 |
| **Current assets** | | 60,165 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 384 |
| Accumulated depreciation | | (384) |
| **Property and equipment, net** | | 0 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 932,588 |
| Other intangibles, net | | 583,065 |
| Other noncurrent assets | | 65,850 |
| **Other non-current assets** | | 1,581,503 |
| **Assets** | | 1,641,668 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 49,338 |
| Income Tax Payable | | 31 |
| Deferred revenue | | 4,668 |
| SEC fees payable | | 1,155 |
| **Current liabilities** | | 55,192 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 185,363 |
| Other non-current liabilities | | 3,544 |
| Deferred Revenue - Long Term | | 3,497 |
| **Non-current liabilities** | | 192,404 |
| **Liabilities** | | 247,596 |
| **Noncontrolling interest** | | 27,418 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 3,065 |
| Retained earnings | | 1,362,735 |
| Accumulated other comprehensive income | | 854 |
| **Equity** | | 1,366,654 |
| **Total liabilities and equity** | $ | 1,641,668 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE American LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 7,409 |
| Data services fees, net | | 4,644 |
| Listing Fees | | 20,427 |
| Other revenues | | 1,608 |
| Affiliate revenue | | 1,213 |
| Transaction based expenses | | (5,329) |
| **Total revenue, less transaction-based expenses** | | **29,972** |
| Compensation and benefits | | 98 |
| Professional Services | | 471 |
| Technology and communication | | 141 |
| Selling, general and administrative | | 210 |
| Depreciation and amortization | | 8,647 |
| Affiliate expense | | 11,450 |
| **Operating expenses** | | **21,017** |
| **Operating income** | | **8,955** |
| Interest income | | 6 |
| Other income, net | | 26,479 |
| **Other expense, net** | | **26,473** |
| **Pre-tax net income** | | **35,428** |
| Income tax expense | | 13,941 |
| **Net income** | | **21,487** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE ARCA, Inc.**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 562 |
| Accounts receivable, net of allowance | | 6,914 |
| Due from affiliates | | 390,205 |
| Prepaid expenses and other current assets | | 1,614 |
| Income tax receivable | | 348 |
| **Current assets** | | 399,643 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 11,175 |
| Accumulated depreciation | | (2,180) |
| Operating Lease Right of Use Asset | | 7,536 |
| **Property and equipment, net** | | 16,531 |
| **NON-CURRENT ASSETS:** | | |
| Other noncurrent assets | | 63,609 |
| **Non-current assets** | | 63,609 |
| **Assets** | | 479,783 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 301 |
| Accrued salaries and benefits | | 1,276 |
| Other Current Liabilites | | 823 |
| SEC fees payable | | 3,609 |
| **Current liabilities** | | 6,009 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 8,514 |
| Other non-current liabilities | | 10,713 |
| **Non-current liabilities** | | 19,227 |
| **Liabilities** | | 25,236 |
| **SHAREHOLDERS EQUITY:** | | |
| Additional paid-in capital | | 5,223 |
| Retained earnings | | 448,455 |
| Accumulated other comprehensive income | | 869 |
| **Equity** | | 454,547 |
| **Total liabilities and equity** | $ | 479,783 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE ARCA, Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 196,551 |
| Data services fees, net | | 9,854 |
| Other revenues | | 19,728 |
| Transaction based expenses | | (154,198) |
| **Total revenue, less transaction-based expenses** | | **71,935** |
| Compensation and benefits | | 6,404 |
| Professional services | | 31 |
| Technology and communication | | 1,424 |
| Rent and occupancy | | 1,388 |
| Selling, general and administrative | | 553 |
| Depreciation and amortization | | 635 |
| Affiliate expense | | 11,228 |
| **Operating expenses** | | **21,663** |
| **Operating income** | | **50,272** |
| Affiliate interest income | | 8,664 |
| Other income, net | | 31,146 |
| **Other expense, net** | | **39,810** |
| **Pre-tax net income** | | **90,082** |
| Income tax expense | | 22,192 |
| **Net income** | | **67,890** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE ARCA LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 552 |
| Accounts receivable, net of allowance | | 35,270 |
| Due from affiliates | | 432,399 |
| Prepaid expenses and other current assets | | 349 |
| **Current assets** | | 468,570 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 84,477 |
| Accumulated depreciation | | (69,206) |
| **Property and equipment, net** | | 15,271 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 563,001 |
| Other intangibles, net | | 965,346 |
| Other non-current assets | | 2,496 |
| **Other non-current assets** | | 1,530,843 |
| **Assets** | | 2,014,684 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 5,126 |
| Income tax payable | | 1 |
| SEC fees payable | | 48,179 |
| **Current liabilities** | | 53,306 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - current | | 264,191 |
| Other non-current liabilities | | 25,137 |
| **Non-current liabilities** | | 289,328 |
| **Liabilities** | | 342,634 |
| **SHAREHOLDERS EQUITY:** | | |
| Additional paid-in capital | | 9,356 |
| Retained earnings | | 1,662,694 |
| **Equity** | | 1,672,050 |
| **Total liabilities and equity** | $ | 2,014,684 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE ARCA LLC
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 572,174 |
| Data services fees, net | | 69,107 |
| Listing Fees | | 11,468 |
| Other revenues | | 21,434 |
| Affiliate revenue | | 4,500 |
| Transaction based expenses | | (495,912) |
| **Total revenue, less transaction-based expenses** | | **182,771** |
| Compensation and benefits | | 221 |
| Professional services | | 535 |
| Technology and communication | | 2,185 |
| Selling, general and administrative | | (634) |
| Depreciation and amortization | | 21,867 |
| Affiliate expense | | 84,116 |
| **Operating expenses** | | **108,290** |
| **Operating income** | | **74,481** |
| Affiliate interest income | | 14,348 |
| Other expenses, net | | (6,412) |
| **Other income, net** | | **7,936** |
| **Pre-tax net income** | | **82,417** |
| Income tax expense | | 24,622 |
| **Net income** | | **57,795** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# NYSE Chicago Holdings, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 58 |
| Due from affiliates, net | | 17,710 |
| **Current assets** | | 17,768 |
| **Other non-current assets:** | | |
| Goodwill | | 32,258 |
| Other intangibles assets, net | | 35,420 |
| Other noncurrent assets | | - |
| **Other non-current assets** | | 67,678 |
| **Total assets** | $ | 85,446 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 94 |
| **Current liabilities** | | 94 |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | 10,034 |
| **Non-current liabilities** | | 10,034 |
| **Total liabilities** | | 10,128 |
| **Equity:** | | |
| Contributed capital | | 3,894 |
| Retained earnings | | 71,424 |
| **Total equity** | | 75,318 |
| **Total liabilities and equity** | $ | 85,446 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

**NYSE Chicago Holdings, Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | 0 |
| **Expenses:** | | |
| Rent and occupancy | | 167 |
| Selling, general and adminstrative | | 208 |
| Depreciation and amortization | | 320 |
| **Operating expenses** | | 695 |
| **Operating loss** | | (695) |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (695) |
| Income tax benefit | | 75 |
| **Net loss** | $ | (620) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# NYSE Chicago, Inc.
## Balance Sheet
## As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 529 |
| Accounts receivable | | 3,008 |
| Prepaid expenses and other current assets | | 4 |
| Income tax receivable | | 19 |
| **Current assets** | | 3,560 |
| **Property and equipment:** | | |
| Property and equipment cost | | 5,278 |
| Accumulated depreciation | | (661) |
| Operating Lease Right of Use Asset | | 4,010 |
| **Property and equipment, net** | | 8,627 |
| **Other non-current assets:** | | |
| Deferred tax assets- non current | | 8,794 |
| Other noncurrent assets | | 593 |
| **Other non-current assets** | | 9,387 |
| **Total assets** | $ | 21,574 |
| **LIABILITIES and EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 701 |
| Accrued salaries and benefits | | 7,098 |
| Due to affiliates, net | | 10,616 |
| SEC fees payable | | 5,073 |
| Octher current liabilities | | 635 |
| **Current liabilities** | | 24,123 |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 7,839 |
| Accrued employee benefits - long term | | 2,318 |
| Deferred revenue - long term | | 144 |
| **Non-current liabilities** | | 10,301 |
| **Total liabilities** | | 34,424 |
| **Equity:** | | |
| Contributed capital | | 8 |
| Retained deficit | | (12,935) |
| Accumulated other comprehensive income | | 77 |
| **Total equity** | | (12,850) |
| **Total liabilities and equity** | $ | 21,574 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE Chicago, Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 28,041 |
| Market Data Fees | | 3,394 |
| Listings fees | | 142 |
| Other revenues | | 1,662 |
| Affiliate revenue | | 32 |
| Transaction based expenses | | (13,641) |
| **Total revenues** | | 19,630 |
| **Expenses:** | | |
| Compensation and benefits | | 12,192 |
| Professional services | | 1,065 |
| Technology and communication | | 1,911 |
| Rent and occupancy | | 858 |
| Selling, general and adminstrative | | 634 |
| Depreciation and amortization | | 621 |
| Affiliate expense | | 3,659 |
| **Operating expenses** | | 20,940 |
| **Operating loss** | | (1,310) |
| Interest expense | | 158 |
| Other expenses, net | | 731 |
| **Other expense, net** | | 889 |
| **Pre-tax net loss** | | (2,199) |
| Income tax expense | | 1,769 |
| **Net loss** | $ | (3,968) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE Group, Inc.**
**Balance Sheet**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 57 |
| Income tax receivable | | 819 |
| **Current assets** | | 876 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Operating Lease Right of Use Asset | | 15 |
| **Property and equipment, net** | | 15 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 155,981 |
| Investment in Sub | | 81,157 |
| Deferred tax asset - non-current | | 6,730 |
| **Other non-current assets** | | 243,868 |
| **Total assets** | $ | 244,759 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilities | $ | 1,698 |
| Other Current Liabilities | | 40 |
| Due to affiliates | | 170,849 |
| **Current liabilities** | | 172,587 |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 33,891 |
| **Non-current liabilities** | | 33,891 |
| **Total liabilities** | | 206,478 |
| **EQUITY:** | | |
| Contributed capital | | 78,177 |
| Retained deficit | | (39,896) |
| **Total equity** | | 38,281 |
| **Total liabilities and equity** | $ | 244,759 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Group, Inc.
## Statement of Income
## Year Ended December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **Revenue:** | | |
| **Total Revenue** | | - |
| **Expenses:** | | |
| Selling, general, and administrative | | (1,380) |
| Amortization and Depreciation | | (475) |
| Intercompany expenses | | 4,533 |
| **Operating expenses** | | 2,678 |
| **Operating loss** | | (2,678) |
| Intercompany Interest income | | 1,166 |
| Other income net | | 203 |
| **Other expense, net** | | 1,369 |
| **Pre-tax net loss** | | (1,309) |
| Income tax benefit | | 616 |
| **Net loss** | $ | (693) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Holdings LLC
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 347 |
| Due from affiliates | | 4,263,080 |
| **Current assets** | | 4,263,427 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Other non-current assets | | 10,000 |
| Deferred tax assets - non-current | | 0 |
| **Other non-current assets** | | 10,000 |
| | | |
| **Assets** | $ | 4,273,427 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 0 |
| Income taxes payable | | - |
| **Current Liabilities** | | 0 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Notes payable - non-current | | - |
| **Non-current liabilities** | | 0 |
| | | |
| **Liabilities** | | 0 |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | (6,574,972) |
| Retained defecit | | 10,848,399 |
| **Total equity** | | 4,273,427 |
| | | |
| **Total liabilities and equity** | $ | 4,273,427 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Holdings LLC
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Total Revenue, less transaction-based expenses** | $ - |
| **Expenses:** | |
| Professional services | - |
| Technology and communication | - |
| Selling, general and administrative | 12 |
| Intercompany Expense | 259 |
| **Operating expenses** | 271 |
| **Operating loss** | (271) |
| Interest income from affiliates | 108,654 |
| Other expense, net | 1,149 |
| **Other expense, net** | 109,803 |
| **Pre-tax net income** | 109,532 |
| Income tax benefit | - |
| **Net income** | $ 109,532 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE IP LLC
## Balance Sheet
## As of December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Due from affiliates | $ | 662 |
| **Current assets** | | 662 |
| **Assets** | $ | 662 |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Retained deficit | | (3,132) |
| Contributed capital | | 3,869 |
| Accumulated other comprehensive income | | (75) |
| **Total equity** | | 662 |
| **Total liabilities and equity** | $ | 662 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Liffe Holdings, LLC (Dormant)
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due from affiliate | $ | 2 |
| **Current liabilities** | | **2** |
| **Liabilities** | | **2** |
| **EQUITY:** | | |
| Retained deficit | | (2) |
| **Total equity** | | **(2)** |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Liffe US LLC
## Balance Sheet
## As of December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 83 |
| **Current assets** | | 83 |
| **NON-CURRENT ASSETS:** | | |
| Deferred tax asset - non-current | | 88 |
| Goodwill | | (31) |
| **Other non-current assets** | | 57 |
| **Total assets** | $ | 140 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to afflilate | $ | 25,818 |
| **Current liabilities** | | 25,818 |
| **Total liabilities** | | 25,818 |
| **EQUITY:** | | |
| Contributed capital | | (23,807) |
| Retained deficit | | (1,871) |
| **Total equity** | | (25,678) |
| **Total liabilities and equity** | $ | 140 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE Liffe US LLC**
**Statement of Income**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| **Total Revenue, less transaction-based expenses** | $ - |
| **Expenses:** | |
| **Operating expenses** | - |
| **Pre-tax net income** | - |
| Income tax benefit | - |
| **Net income** | $ - |

normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Repor

## NYSE Market (DE), Inc.
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 48,264 |
| Short-term Investments | | 13,971 |
| Accounts receivable, net of allowance | | 185,938 |
| Due from affiliates | | 1,502,556 |
| Prepaid expenses and other current assets | | 7,570 |
| Income tax receivable | | 374 |
| **Current assets** | | 1,758,673 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 496,431 |
| Accumulated depreciation | | (145,779) |
| Operating Lease Right of Use Asset | | 12,674 |
| **Property and equipment, net** | | 363,326 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 1,564,001 |
| Other intangibles, net | | 1,824,853 |
| Other non-current assets | | 95,602 |
| **Other non-current assets** | | 3,484,456 |
| **Assets** | | 5,606,455 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 64,244 |
| Accrued salaries and benefits | | 46,301 |
| Other Current Liabilities | | 3,348 |
| Deferred revenue | | 46,087 |
| SEC fees payable | | 71,896 |
| **Current liabilities** | | 231,876 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - current | | 436,627 |
| Other non-current liabilities | | 66,031 |
| Accrued employee benefits - long term | | 181,189 |
| Deferred revenue - long term | | 63,018 |
| **Non-current liabilities** | | 746,865 |
| **Liabilities** | | 978,741 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | (434,598) |
| Additional paid-in capital | | 112,169 |
| Retained earnings | | 5,017,434 |
| Accumulated other comprehensive income | | (67,291) |
| **Equity** | | 4,627,714 |
| **Total liabilities and equity** | $ | 5,606,455 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Market (DE), Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 707,739 |
| Data services fees, net | | 233,734 |
| Listing Fees | | 417,073 |
| Other revenues | | 39,790 |
| Affiliate revenue | | 94,956 |
| Transaction based expenses | | (561,776) |
| **Total revenue, less transaction-based expenses** | | **931,516** |
| Compensation and benefits | | 145,633 |
| Professional services | | 36,723 |
| Technology and communication | | 25,042 |
| Rent and occupancy | | 10,868 |
| Selling, general and administrative | | 41,318 |
| Depreciation and amortization | | 50,229 |
| Affiliate expense | | 95,066 |
| **Operating expenses** | | **404,879** |
| **Operating income** | | **526,637** |
| Interest income | | 1,244 |
| Affiliate interest income | | 46,092 |
| Interest expense | | (8) |
| Other income, net | | (4,786) |
| **Other income, net** | | **42,542** |
| **Pre-tax net income** | | **569,179** |
| Income tax expense | | 153,386 |
| **Net income** | | **415,793** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# NYSE National, Inc.
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 165 |
| Accounts receivable | | 826 |
| Other current assets | | 1,052 |
| **Current assets** | | 2,043 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 4,720 |
| Accumulated depreciation | | (1,535) |
| **Property and equipment, net** | | 3,185 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 5,355 |
| Other intangibles, net | | 2,000 |
| Other non-current assets | | 493 |
| **Other non-current assets** | | 7,848 |
| **Assets** | | 13,076 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 5,395 |
| Due to affiliates | | 20,862 |
| **Current liabilities** | | 26,257 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - current | | 69 |
| **Non-current liabilities** | | 69 |
| **Liabilities** | | 26,326 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained deficit | | (13,250) |
| **Equity** | | (13,250) |
| **Total liabilities and equity** | $ | 13,076 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE National, Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Transaction and clearing fees, net | 53,810 |
| Data services fees, net | 7,914 |
| Affiliate revenue | 57 |
| Transaction based expenses | (70,617) |
| **Total revenue** | **(8,836)** |
| Compensation and benefits | 139 |
| Professional Services | 148 |
| Technology and communication | 42 |
| Selling, general and administrative | (167) |
| Depreciation and amortization | 944 |
| Affiliate expense | 2,974 |
| **Operating expenses** | **4,080** |
| **Operating loss** | **(12,916)** |
| Other expense | (1,011) |
| **Pre-tax net loss** | **(13,927)** |
| Income tax benefit | 4,261 |
| **Net loss** | **(9,666)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## NYSE Technologies Connectivity, Inc.
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 305 |
| Accounts receivable, net of allowance | | 27,781 |
| Due from Affiliates | | 340,527 |
| Prepaid expenses and other current assets | | 1,794 |
| Income tax receivable | | 15 |
| **Current assets** | | 370,422 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 31,431 |
| Accumulated depreciation | | (22,766) |
| **Property and equipment, net** | | 8,665 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 332,000 |
| Other intangibles, net | | 345,000 |
| **Other non-current assets** | | 677,000 |
| **Assets** | | 1,056,087 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 4,655 |
| Accrued salaries and benefits | | 1,090 |
| Income tax payable | | - |
| **Current liabilities** | | 5,745 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 90,207 |
| Other non-current liabilities | | 6,405 |
| **Non-current liabilities** | | 96,612 |
| **Liabilities** | | 102,357 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 3,275 |
| Retained earnings | | 950,443 |
| Accumulated other comprehensive income | | 12 |
| **Equity** | | 953,730 |
| **Total liabilities and equity** | $ | 1,056,087 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

# NYSE Technologies Connectivity, Inc.

## STATEMENT OF INCOME

**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | | |
| Data services fees, net | $ | 147,664 |
| Affiliate revenue | | 5,417 |
| **Total revenue** | | **153,081** |
| Compensation and benefits | | 7,279 |
| Professional Services | | 227 |
| Technology and communication | | 25,012 |
| Rent and occupancy | | 485 |
| Selling, general and administrative | | 2,441 |
| Depreciation and amortization | | 3,510 |
| Affiliate expense | | 17,984 |
| **Operating expenses** | | **56,938** |
| **Operating income** | | **96,143** |
| Affiliate interest income | | 13,197 |
| **Other expense, net** | | **13,197** |
| **Pre-tax net income** | | **109,340** |
| Income tax benefit (expense) | | (21,698) |
| **Net income** | | **87,642** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**onExchange Board of Trade (dormant)**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | $ | 1 |
| **Total Assets** | | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**onExchange Clearing Corporation (dormant)**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | $ | 1 |
| **Total assets** | | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Member equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**PDR Services LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Pit Trader, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total Equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

# Q-WIXX B SUB, LLC
## BALANCE SHEET
### As of December 31, 2019
### (Unaudited)

| | | |
|---|---|---|
| **ASSETS:** | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Investment in subsidiaries | | 1,989 |
| | **Other non-current assets** | 1,989 |
| | **Assets** | 1,989 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | 1,638 |
| | **Current liabilities** | 1,638 |
| **EQUITY:** | | |
| Retained earnings | | 351 |
| | **Equity** | 351 |
| | **Total liabilities and equity** | $ 1,989 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# Q-WIXX B SUB, LLC
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **Total revenue** | $ | - |
| Selling, general & administration | | - |
| **Operating expenses** | | - |
| **Operating loss** | | - |
| **Pre-tax net loss** | | - |
| **Income tax benefit** | | - |
| **Net income** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**QW HOLDINGS , LLC**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| Due from affiliates, net | | 5,823 |
| **rent assets** | | 5,823 |
| **l assets** | | 5,823 |
| Retained earnings | $ | 4,650 |
| Contributed capital | | 1,173 |
| **ity** | | 5,823 |
| **l equity** | $ | 5,823 |

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been r omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that s not include all of the information required by generally accepted accounting principles for complete financial statements. These ements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year nber 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# QW HOLDINGS, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2019
### (Unaudited)
### (In thousands)

| | | |
|---|---|---|
| **Total revenue** | **$** | **-** |
| Selling, general & administration | | - |
| **Operating expenses** | | **-** |
| **Operating loss** | | **-** |
| Intercompany interest income | | 220 |
| **Pre-tax net income** | | **220** |
| **Income tax expense** | | - |
| **Net income** | **$** | **220** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Radiate, Inc.
## Balance Sheet
## As of December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 361 |
| Due from affilates | | 48 |
| **Current assets** | | 409 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Other intangibles, net | | 2,029 |
| **Other non-current assets** | | 2,029 |
| **Total assets** | $ | 2,438 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | - |
| **Current liabilities** | | - |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities- non current | | 375 |
| **Non-current liabilities** | | 375 |
| **Total liabilities** | | 375 |
| **EQUITY:** | | |
| Retained earnings | | 2,063 |
| **Total equity** | | 2,063 |
| **Total liabilities and equity** | $ | 2,438 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Radiate, Inc.**
**Statement of Income**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Revenue:** | | |
| Other Revenue | | - |
| **Total Revenue** | | 0 |
| **Expenses:** | | |
| Professional services | | 10 |
| Selling, general, and administrative | | 1 |
| Amortization and Depreciation | | 1,924 |
| **Operating expenses** | | 1,935 |
| **Operating loss** | | (1,935) |
| **Pre-tax net loss** | | (1,935) |
| Income tax benefit | | 520 |
| **Net loss** | $ | (1,415) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# SECURITIES EVALUATIONS, INC.
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,167 |
| Accounts receivable, net of allowance | | 16,353 |
| Prepaid expenses and other current assets | | 149 |
| Due from affiliates | | 17,519 |
| **Current assets** | | 35,188 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment cost | | 801 |
| Accumulated depreciation | | (670) |
| **Property and equipement, net** | | 131 |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 276,704 |
| Other intangibles, net | | 112,858 |
| Deferred income tax asset- noncurrent | | 952 |
| **Other non-current assets** | | 390,514 |
| **Assets** | | 425,833 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 20 |
| Deferred Revenue | | 127 |
| **Current liabilities** | | 147 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities- noncurrent | | 32,046 |
| Other Non Current Liabilites | | 20 |
| **Non-current liabilities** | | 32,066 |
| **Liabilities** | | 32,213 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 327 |
| Retained earnings | | 393,293 |
| **Equity** | | 393,620 |
| **Total liabilities and equity** | $ | 425,833 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

# SECURITIES EVALUATIONS, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Data services fees, net | $ - |
| **Total revenue** | **-** |
| Compensation and benefits | 4 |
| Depreciation and amortization | 10,563 |
| **Operating expenses** | **10,567** |
| **Operating loss** | **10,567** |
| Affiliate interest income | 2,078 |
| Other income, net | (54) |
| **Other income, net** | **2,024** |
| **Pre-tax net income** | **8,543** |
| Income tax expense | 3,942 |
| **Net income** | **4,601** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Securities Industry Automation Corporation
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 938 |
| Accounts receivable, net of allowance | | 2,091 |
| Due from Affiliates | | 276,218 |
| Prepaid expenses and other current assets | | 3,138 |
| **Current assets** | | 282,385 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 363,408 |
| Accumulated depreciation | | (231,683) |
| Operating lease asset | | 57,379 |
| **Property and equipment, net** | | 189,104 |
| **Assets** | | 471,489 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 6,690 |
| Accrued salaries and benefits | | 7,402 |
| Other current liabilities | | 5,130 |
| Income Tax Payable | | 111 |
| **Current liabilities** | | 19,333 |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - current | | 13,147 |
| Operating lease liability | | 57,725 |
| Other non-current liabilities | | 2,740 |
| **Non-current liabilities** | | 73,612 |
| **Liabilities** | | 92,945 |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 17,850 |
| Retained earnings | | 360,694 |
| **Equity** | | 378,544 |
| **Total liabilities and equity** | $ | 471,489 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Securities Industry Automation Corporation
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| Transaction and clearing fees, net | | |
| Data services fees, net | $ | 14,316 |
| Affiliate revenue | | 88,990 |
| **Total revenue** | | **103,306** |
| Compensation and benefits | | 31,883 |
| Professional services | | 1,506 |
| Technology and communication | | 24,145 |
| Rent and occupancy | | 328 |
| Selling, general and administrative | | 7 |
| Depreciation and amortization | | 29,677 |
| **Operating expenses** | | **87,546** |
| **Operating income** | | **15,760** |
| **Pre-tax net income** | | **15,760** |
| Income tax expense | | 7,072 |
| **Net income** | | **8,688** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**SF Blocker 1 LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# SF Blocker 2 LLC
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Simplifile Holdings, Inc.**
**Balance Sheet**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 29,631 |
| Accounts receivable | | 15,841 |
| Prepaid expenses and other current assets | | 65 |
| Due from affiliates, net | | 3,237 |
| **Current assets** | | 48,774 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 3,529 |
| Accumulated depreciation | | (325) |
| Operating Lease Right of Use Asset | | 4,845 |
| **Property and equipment, net** | | 8,049 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 218,173 |
| Other intangibles, net | | 109,581 |
| Other noncurrent assets | | 4,105 |
| **Other non-current assets** | | 331,859 |
| **Total assets** | $ | 388,682 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 36,705 |
| Accrued salaries and benefits | | 1,007 |
| Other current liabilities | | 525 |
| Income tax payable | | 169 |
| **Current liabilities** | | 38,406 |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 4,386 |
| **Non-current liabilities** | | 4,386 |
| **Total liabilities** | | 42,792 |
| **EQUITY:** | | |
| Contributed capital | | 16 |
| Retained earnings | | 345,874 |
| **Total equity** | | 345,890 |
| **Total liabilities and equity** | $ | 388,682 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Simplifile Holdings, Inc.
## Statement of Income
## Year Ended December 31, 2019
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **Revenue:** | | |
| Transaction and clearing fees, net | $ | 35,793 |
| Other revenue | | 1,058 |
| **Total Revenue** | | 36,851 |
| **Expenses:** | | |
| Compensation and benefits | | 15,270 |
| Professional services | | 205 |
| Technology and communication | | 5,091 |
| Rent and occupancy | | 408 |
| Selling, general and administrative | | 1,141 |
| Depreciation and amortization | | 3,994 |
| **Operating expenses** | | 26,109 |
| **Operating income** | | 10,742 |
| Interest income | | 1 |
| Intercompany interest income | | 3 |
| **Other expense, net** | | 4 |
| **Pre-tax net income** | | 10,746 |
| Income tax expense | | 3,171 |
| **Net income** | $ | 7,575 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Simplifile LC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Stock Clearing Corporation
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Due from Affiliates | $ | 2,764 |
| **Current assets** | | 2,764 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | (19) |
| Other noncurrent assts | | 300 |
| **Other non-current assets** | | 281 |
| **Assets** | | 3,045 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | - |
| **Current liabilities** | | - |
| **Liabilities** | | - |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 3,045 |
| **Equity** | | 3,045 |
| **Total liabilities and equity** | $ | 3,045 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

# Stock Clearing Corporation
## STATEMENT OF INCOME
### Year Ended December 31, 2019
### (Unaudited)
### (in thousands)

| | |
|---|---|
| Other revenues | $ - |
| **Total revenue** | **0** |
| Selling, general and administrative | 0 |
| **Operating expenses** | **0** |
| **Operating income** | **0** |
| **Other expense, net** | **0** |
| **Pre-tax net income** | **0** |
| Income tax expense | 0 |
| **Net income** | **0** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

**Strike Network Services LLC**
**BALANCE SHEET**
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 12 |
| Due from affiliates | | 21 |
| **Current assets** | | 33 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 400 |
| Accumulated depreciation | | (195) |
| **Property and equipment, net** | | 205 |
| **Assets** | | 238 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | - |
| **Current liabilities** | | 0 |
| **Liabilities** | | 0 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 238 |
| **Equity** | | 238 |
| **Total liabilities and equity** | $ | 238 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

# Strike Network Services LLC
## STATEMENT OF INCOME
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Data services fees, net | - |
| **Total revenue** | **0** |
| Depreciation and amortization | 68 |
| **Operating expenses** | **68** |
| **Operating loss** | **(68)** |
| **Pre-tax net loss** | **(68)** |
| **Net loss** | **(68)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# StrikeNET LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 26 |
| Due from affiliates | | 92 |
| **Current assets** | | 118 |
| | | |
| **Assets** | | 118 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | - |
| **Current liabilities** | | 0 |
| | | |
| **Liabilities** | | 0 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 118 |
| **Equity** | | 118 |
| **Total liabilities and equity** | $ | 118 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**StrikeNET LLC**

## STATEMENT OF INCOME

**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Data services fees, net | - |
| **Total revenue** | **1** |
| Selling, general and administrative | 1 |
| **Operating expenses** | **1** |
| **Operating loss** | **0** |
| **Pre-tax net loss** | **0** |
| **Net loss** | **0** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Swap Trade, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 787 |
| Restricted cash | | 500 |
| Due from affiliate | | 15,156 |
| **Current assets** | | 16,443 |
| **Total assets** | **$** | **16,443** |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | 0 |
| **EQUITY:** | | |
| Contributed capital | | 9,200 |
| Retained earnings | | 7,243 |
| **Equity** | | **16,443** |
| **Total liabilities and equity** | **$** | **16,443** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all ( information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Swap Trade, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Transaction fees | $ | 2,509 |
| **Operating revenues** | | 2,509 |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 20 |
| Professional services | | 18 |
| Technology Expenses | | 92 |
| Rent and occupancy | | 0 |
| Selling, general & administrative | | 10 |
| Service and license fees to affiliate | | 675 |
| **Operating expenses** | | **815** |
| **Operating income** | | **1,694** |
| **Other expense** | | **1** |
| **Net income** | **$** | **1,693** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Tap and Trade, Inc. (dormant)**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**

| | | |
|---|---|---|
| **ASSETS:** | | |
| Other assets | | 1 |
| **Total assets** | **$** | **1** |
| **LIABILITIES AND EQUITY:** | | |
| **EQUITY:** | | |
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | **$** | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# The Clearing Corporation
## Balance Sheet
## As of December 31, 2019
(Unaudited)

(in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,097 |
| Due from affiliate | | 61 |
| Current Income Tax Receivable | | 222 |
| **Current Assets** | | 1,380 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment cost | | 80 |
| Accumulated depreciation | | (80) |
| **Property and Equipment, Net** | | 0 |
| **OTHER NONCURRENT ASSETS:** | | |
| Goodwill | | 22,514 |
| **Other non-current assets** | | 22,514 |
| **Assets** | $ | 23,894 |
| **LIABILITIES and EQUITY:** | | |
| **NON CURRENT LIABILITIES:** | | |
| Deferred Tax Liabilities -Non Current | | (222) |
| **Other non-current liabiities** | | (222) |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | - |
| Due from affiliates, net | | - |
| **Current liabilities** | | - |
| **Liabilities** | | (222) |
| **EQUITY:** | | |
| Contributed capital | | 90,246 |
| Retained deficit | | (66,130) |
| **Total Equity** | | 24,116 |
| **Total Liabilities and Equity** | $ | 23,894 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## The Clearing Corporation
## Statement of Income
## Year Ended December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Other revenue | $ - |
| **Total revenue** | - |
| | |
| **Expenses:** | |
| Professional services | (3) |
| Selling, general and administrative | 13 |
| Depreciation and amortization | - |
| **Operating expenses** | 10 |
| **Operating loss** | (10) |
| | |
| Interest income | 10 |
| **Other income** | 10 |
| | |
| **Pre-tax net loss** | - |
| Income tax expense Benefit | 22 |
| **Net Income** | $ 22 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# TheDebtCenter, L.L.C.
## Balance Sheet
## As of December 31, 2019
(Unaudited)
(in thousands)

| | |
|---|---|
| **Current assets:** | |
| Cash and cash equivalents | $ - |
| **Current assets** | - |
| **Property and equipment:** | |
| Property and equipment cost | 1,778 |
| Accumulated depreciation | (593) |
| **Property and equipment, net** | 1,185 |
| **Other non-current assets:** | |
| Goodwill | 423,555 |
| Other intangibles assets, net | 232,450 |
| Investment in subsidiary | 15,773 |
| **Other non-current assets** | 671,778 |
| **Total assets** | $ 672,963 |

**LIABILITIES and EQUITY**

| | |
|---|---|
| **Current liabilities:** | |
| Due to affiliates, net | $ 580 |
| **Current liabilities** | 580 |
| **Non-current liabilities:** | |
| Other noncurrent liabilities | - |
| **Non-current liabilities** | - |
| **Total liabilities** | 580 |
| **Equity:** | |
| Retained earnings | 672,383 |
| **Total equity** | 672,383 |
| **Total liabilities and equity** | $ 672,963 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**TheDebtCenter, L.L.C.**
**Statement of Income**
**Year Ended December 31, 2019**
(Unaudited)
(in thousands)

| | |
|---|---|
| **Revenues:** | |
| Other revenues | $ - |
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Compensation and benefits | (129) |
| Selling, general, and administrative | 6 |
| Depreciation and amortization | 20,490 |
| **Operating expenses** | 20,367 |
| **Operating loss** | (20,367) |
| Other expenses, net | - |
| **Other expense, net** | - |
| **Pre-tax net loss** | (20,367) |
| Income tax expense | - |
| **Net loss** | $ (20,367) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**TradeCapture OTC Corp**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Accounts receivable, net of allowance | | - |
| Income tax receivable | | 2 |
| Other current assets | | 15 |
| **Current assets** | | 17 |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 6,014 |
| Accumulated depreciation | | (4,893) |
| **Property and equipment net** | | 1,121 |
| **OTHER NON-CURRENT ASSETS** | | |
| Investment in subsidiary | | 168 |
| **Other non-current assets** | | 168 |
| **Total assets** | $ | **1,306** |
| **LIABILITIES AND EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 16 |
| Accrued salaries and benefits | | 221 |
| Due to affiliates | | 19,018 |
| Deferred revenue | | |
| **Current liabilities** | | 19,255 |
| **NONCURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 280 |
| Other noncurrent liabilities | | |
| **NonCurrent Liabilities** | | 280 |
| **Total liabilities** | | **19,535** |
| **EQUITY:** | | |
| Additional paid-in capital | | 5,140 |
| Net deficit | | (23,369) |
| **Equity** | | **(18,229)** |
| **Total liabilities and equity** | $ | **1,306** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

# TradeCapture OTC Corp
## Income Statement
## Year Ended December 31, 2019
## (Unaudited)
## (In thousands)

| | | |
|---|---|---|
| **REVENUES:** | | |
| Other revenue | $ | 21 |
| **Operating revenues** | | **21** |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 384 |
| Professional services | | 14 |
| Rent and other occupancy | | 0 |
| Technology and communcations | | 65 |
| Selling, general & administration | | 12 |
| Amortization & depreciation expense | | 754 |
| Service & license fees to affiliates | | 270 |
| **Operating expenses** | | **1,499** |
| **Operating loss** | | **(1,478)** |
| Income tax benefit | | **414** |
| **Net loss** | **$** | **(1,064)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## TradeCapture OTC Holdings, Inc.
## Balance Sheet
## As Of December 31, 2019
## (Unaudited)
## (In thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 6,001 |
| **Current assets** | | 6,001 |
| **OTHER NON-CURRENT ASSETS** | | |
| Deferred tax assets - non-current | | 14 |
| Goodwill | | 8,744 |
| **Other non-current assets** | | 8,758 |
| **Total assets** | **$** | **14,759** |
| **LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilities | $ | 2 |
| **Liabilities** | | **2** |
| **EQUITY:** | | |
| Contributed Capital | $ | 10,880 |
| Retained Earnings | | 3,877 |
| **Equity** | | **14,757** |
| **Total liability and equity** | **$** | **14,759** |

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**TradeCapture OTC Holdings, Inc.**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **TOTAL REVENUE** | $ | - |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | 17 |
| Affiliate expenses | | 2 |
| **Operating expenses** | | **19** |
| **Pre-tax net loss** | | (19) |
| Income tax Benefit | | 5 |
| **Net loss** | $ | **(14)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**Trebuchet Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **PLANT PROPERTY AND EQUIPMENT** | | |
| Property and equipment cost | $ | 1,060 |
| Accumulated depreciation | | (1,060) |
| **Property and equipment net** | | 0 |
| **Total assets** | **$** | - |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | 2,000 |
| **Current liabilities** | | 2,000 |
| **Total liabilities** | | **2,000** |
| **EQUITY:** | | |
| Contributed capital | | 1,519 |
| Retained deficit | | (3,519) |
| **Equity** | | **(2,000)** |
| **Total liabilities and equity** | **$** | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemen should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

**Trebuchet Holdings, LLC**
**Income Statement**
**Year Ended December 31, 2019**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **Total Revenue** | $ - |
| **OPERATING EXPENSES:** | |
| Amortization & depreciation expense | $ - |
| **Operating expenses** | **-** |
| **Net loss** | **$ -** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## Wireless Internetwork LLC
## BALANCE SHEET
**As of December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 3 |
| **Current assets** | | 3 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 112 |
| Accumulated depreciation | | (76) |
| **Property and equipment, net** | | 36 |
| **Assets** | | 39 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Due to afilliates | | 118 |
| **Current liabilities** | | 118 |
| **Liabilities** | | 118 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained deficit | | (79) |
| **Equity** | | (79) |
| **Total liabilities and equity** | $ | 39 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

**Wireless Internetwork LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2019**
**(Unaudited)**
**(in thousands)**

| | |
|---|---|
| Data services fees, net | - |
| **Total revenue** | **0** |
| Depreciation and amortization | 12 |
| **Operating expenses** | **12** |
| **Operating loss** | **(12)** |
| **Pre-tax net loss** | **(12)** |
| **Net loss** | **(12)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2019 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2019, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2020

EXHIBIT I

The audited consolidated financial statements for NYSE Chicago, Inc. for the year ended December 31, 2019 follow.

# FINANCIAL STATEMENTS

NYSE Chicago, Inc.
Year Ended December 31, 2019
With Independent Auditors Report

NYSE Chicago, Inc.

Financial Statements

Year Ended December 31, 2019

## Contents

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NYSE Chicago, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of NYSE Chicago, Inc. (a C Corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of comprehensive loss, statement of changes in deficit, and cash flows for the year then ended, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYSE Chicago, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Emphasis of a Matter***

As discussed in Note 2 to the financial statements, NYSE Chicago, Inc. adopted ASC 842, Leases, effective January 1, 2019.   Our opinion is not modified with respect to this matter.

June 25, 2020

NYSE Chicago, Inc.

Balance Sheet

(In Thousands)

December 31, 2019

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 529 |
| Accounts receivable, net | | 3,007 |
| Other current assets | | 24 |
| Total current assets | | 3,560 |
| Non-current assets: | | |
| Property and equipment, net | | 7,651 |
| Notes receivable | | 593 |
| Deferred income taxes | | 8,824 |
| Total non-current assets | | 17,068 |
| Total assets | $ | 20,628 |
| | | |
| **Liabilities and deficit** | | |
| Current liabilities: | | |
| Section 31 fees payable | $ | 5,073 |
| Current operating lease liability | | 635 |
| Accounts payable and accrued liabilities | | 7,995 |
| Total current liabilities | | 13,703 |
| Non-current liabilities: | | |
| Due to affiliates, net | | 6,934 |
| Note payable | | 2,933 |
| Nonqualified pension plan | | 2,229 |
| Non-current operating lease liability | | 3,552 |
| Other non-current liabilities | | 1,497 |
| Total non-current liabilities | | 17,145 |
| Total liabilities | | 30,848 |
| | | |
| Deficit | | (10,220) |
| Total liabilities and deficit | $ | 20,628 |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Comprehensive Loss

(In Thousands)

Year Ended December 31, 2019

| | |
|---|---|
| Revenues: | |
| Transaction fees | $ 28,469 |
| Market data fees | 3,394 |
| Participant services and fees | 886 |
| Trading permit fees | 528 |
| Other | 421 |
| Total revenues | 33,698 |
| Transaction-based expenses: | |
| Section 31 fees | 12,175 |
| Cash liquidity payments, routing and clearing | 2,241 |
| Total revenues, less transaction-based expenses | 19,282 |
| Operating expenses: | |
| Compensation and benefits | 11,606 |
| Professional services | 1,065 |
| Technology and communications | 1,911 |
| Rent and occupancy | 905 |
| Selling, general and administrative | 642 |
| Depreciation and amortization | 621 |
| Impairment | 1,220 |
| Affiliate | 3,660 |
| Total operating expenses | 21,630 |
| Operating loss | (2,348) |
| Interest and other expense | 2,126 |
| Net loss before income tax expense | (4,474) |
| Income tax benefit | (1,287) |
| Net loss | $ (3,187) |
| Other comprehensive loss: | |
| Employee benefit plan adjustments | (82) |
| Total comprehensive loss | $ (3,269) |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Changes in Deficit

(In Thousands)

Year Ended December 31, 2019

| | | |
|---|---|---|
| Deficit at January 1, 2019 | $ | (6,959) |
| Net loss | | (3,187) |
| Stock-based compensation | | 8 |
| Employee benefit plan adjustments to accumulated other comprehensive loss | | (82) |
| Deficit at December 31, 2019 | $ | (10,220) |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2019

| | | |
|---|---|---|
| **Operating activities:** | | |
| Net loss | $ | (3,187) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation and amortization | | 621 |
| Impairment of property and equipment | | 1,220 |
| Impairment of notes receivable | | 1,848 |
| Non-cash note principal reduction | | (534) |
| Deferred income taxes | | 4,850 |
| Stock-based compensation | | 8 |
| Change in assets and liabilities: | | |
| Accounts receivable, net | | 822 |
| Other current and non-current assets | | 360 |
| Accounts payable and accrued liabilities | | 2,807 |
| Section 31 fees payable | | 1,023 |
| Current and non-current operating lease liabilities | | 1,152 |
| Other current and non-current liabilities | | 217 |
| Due to affiliates, net | | (8,987) |
| Total adjustments | | 5,407 |
| Net cash provided by operating activities | | 2,220 |
| | | |
| **Investing activities:** | | |
| Capital expenditures | | (4,732) |
| Issuance of notes receivable | | (760) |
| Net cash used in investing activities | | (5,492) |
| | | |
| Net decrease in cash and cash equivalents | | (3,272) |
| Cash and cash equivalents, beginning of year | | 3,801 |
| Cash and cash equivalents, end of year | $ | 529 |
| | | |
| **Supplemental cash flow disclosure** | | |
| Cash paid for interest | $ | 160 |
| Cash paid for income taxes | $ | 6 |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Notes to Financial Statements

**1. Description of Business**

NYSE Chicago, Inc. ("NYSE Chicago" or the "Exchange"), formerly known as Chicago Stock Exchange, Inc., is a wholly owned subsidiary of NYSE Chicago Holdings, Inc. ("Holdings" or "Parent"), a for-profit, Delaware corporation. The Parent is a wholly owned subsidiary of NYSE Group, Inc., a holding company that through its subsidiaries, operates securities exchanges including the Exchange. NYSE Group, Inc. is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). On July 18, 2018, ICE completed its acquisition of the Parent. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Arca, Inc.

**2. Significant Accounting Policies**

**Basis of Presentation**

The accompanying financial statements have been prepared by the Exchange in accordance with United States generally accepted accounting principles ("U.S. GAAP"). On July 18, 2018, ICE completed its acquisition of the Parent. The Parent has elected to not apply push-down accounting to the Exchange.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make certain estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Actual amounts could differ from those estimates.

**Affiliate Revenues and Expenses**

Affiliate revenues are recognized when the related services are provided to the Exchange's affiliates. Affiliate expenses are recognized at the time the services are provided to the Exchange by its affiliates (Note 6).

**2. Significant Accounting Policies (continued)**

**Cash and Cash Equivalents**

The Exchange considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash equivalents. As of December 31, 2019, the Exchange did not hold any investments of this type and all cash amounts were held in a non-interest bearing account.

**Allowance for Doubtful Accounts**

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

**Depreciation and Amortization**

Depreciation and amortization is provided on the straight-line method over estimated useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the initial lease term or the estimated useful life of the improvement.

**Impairment of Long-Lived Assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. The Exchange recorded an impairment of leasehold improvements and computers and network equipment during the year ended December 31, 2019 (See Note 3).

**Income Taxes**

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. The Exchange recognizes income taxes under the liability

**2. Significant Accounting Policies (continued)**

method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

**Revenue Recognition**

The Exchange recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expect to be entitled in exchange for those goods or services.

Transaction fees are imposed on certain trades and clearing activity executed by NYSE Chicago institutional brokers. Transaction fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on the Exchange by the broker for which the Exchange received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through the Exchange by the broker for which the Exchange received a clearing fee. Liquidity fees and rebates are imposed on trades executed in the Exchange matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Transaction fees are recorded gross of liquidity, routing and

**2. Significant Accounting Policies (continued)**

clearing payments. Liquidity and clearing payments are included in transaction-based expenses in the statement of comprehensive loss.

Participant services and fees consist principally of connectivity fees, SRO fees, trading space rent and other fees. Such fees are recognized over the period the fees are earned. Market data fees are earned on the sale of market transaction information and are derived from market share data. Market data fees are accrued in the month the Exchange's performance obligations of data delivery is met and included in market data fees in the statement of comprehensive loss. Participants may earn quarterly market data rebates in proportion to the participant's quoting of displayed orders in Tape A, B and C securities and in proportion to the participant's trading in Tape A, B, and C securities. Trading permit fees are recognized on an accrual basis when earned.

Transaction fees can be variable based on trade volume discounts used in the determination of rebates, however virtually all volume discounts are calculated and recorded on a monthly basis. The Exchange also makes liquidity payments to certain customers and recognizes these payments as a cost of revenue. In addition, the Exchange pays regulatory oversight fees to the SEC and collect equal amounts from our customers. These are also considered a cost of revenue, and are included in transaction-based expenses.

**Activity Assessment Fees and Section 31 Fees**

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of comprehensive loss) are assessed to recover the government's costs of supervising and regulating the securities markets and professionals and are subject to change. The Exchange, in turn, collect corresponding activity assessment fees, which are included in transaction fees in the statement of comprehensive loss, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed to equal the Section 31 fees. As a result, activity assessment fees and the corresponding Section 31 fees do not have an impact on the Exchange's net loss.

## 2. Significant Accounting Policies (continued)

### Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive loss. See "Recently Adopted Accounting Pronouncements," below, for the new lease accounting standard and its impact on the Exchange's financial statements.

### Recently Adopted and New Accounting Pronouncements

The FASB has issued Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, collectively referred to as ASC 606. ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 superseded prior revenue recognition guidance and requires the Exchange to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 requires enhanced disclosures, including (i) revenue recognition policies used to identify performance obligations to customers and (ii) the use of significant judgments in measurement and recognition. On January 1, 2018, the Exchange adopted ASC 606 retrospectively and determined no changes were necessary to existing revenue recognition procedures, other than presentation on a gross or net basis in the statement of comprehensive loss.

On January 1, 2019, the Exchange adopted ASU 2016-02, *Leases*, or ASU 2016-02. This standard requires recognition of both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 requires lessees to recognize a right-of-use asset representing a right to use the underlying asset over the lease term, and a corresponding lease liability on the balance sheet. The Exchange's operating leases relate to leased office space, and the Exchange does not have any leases classified as finance leases.

The Exchange adopted ASU 2016-02 using the modified retrospective transition method and did not restate prior periods. Using the modified retrospective approach, the Exchange applied the provisions of ASU 2016-02 beginning in the period of adoption, and elected the package of practical expedients available to the Exchange. There was no impact to the opening balance of retained earnings as a result of a cumulative-effect adjustment on the adoption date. The Exchange elected the practical expedient to not reassess lease classifications, but alternatively to carry forward historical classifications. In addition, the Exchange elected the practical expedient of not separating lease and non-lease components as the Exchange's lease arrangements are not highly

**2. Significant Accounting Policies (continued)**

dependent on other underlying assets. The Exchange's implementation of the amended lease guidance was subject to the same internal controls over financial reporting that are applied to the financial statements.

At lease inception, the Exchange reviews the service arrangement and components of a contract to identify if a lease or embedded lease arrangement exists. An indicator of a contract containing a lease is when we have the right to control and use an identified asset over a period of time in exchange for consideration. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, using the Exchange's estimated incremental borrowing rate. Upon adoption of ASU 2016-02, the Exchange made the policy election to not record existing or future leases with a term of 12 months or less on the balance sheet, and to recognize lease expense on a straight-line basis over the lease term. For these leases, the impact on adoption was nominal. We have also made policy elections related to capitalization thresholds and discount rates. Upon adoption, the incremental borrowing rate was determined based on ICE's recent debt issuances that the Exchange believes are reflective of current borrowing rates. Subsequent to adoption, current incremental borrowing rates were used. Certain lease agreements include options to extend, renew or terminate the lease agreement. As of December 31, 2019, the weighted average discount rate was 3.6%. The Exchange's lease agreements do not contain any residual value guarantees.

Upon adoption of ASU 2016-02, the Exchange recorded $4,801,000 in operating lease liabilities, of which $614,000 was included in current lease liability and $4,187,000 is included in non-current lease liability within our accompanying balance sheet. The Exchange also recorded $3,512,000 in operating lease right-of-use assets that are included as a component of property and equipment, net, in our balance sheet and are recorded in an amount equal to our lease liability, adjusted for any remaining unamortized lease incentives such as our deferred rent balances. As part of the Exchange's adoption, we eliminated $1,289,000 in deferred rent liabilities. On the date of adoption, deferred rent liabilities were reclassified and presented as a reduction to the right-of-use asset, included in property and equipment, net, on our balance sheet. The Exchange's adoption did not have an impact on our statement of comprehensive loss.

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $905,000 of rent expense for office space as rent and occupancy expense in 2019, within the Exchange's statement of comprehensive loss. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

## 2. Significant Accounting Policies (continued)

Details of our lease asset and liability balances are as follows (in thousands):

| | As of January 1, 2019 |
|---|---|
| Right-of-use lease assets | $ 3,512 |
| Current operating lease liability | 614 |
| Non-current operating lease liability | 4,187 |
| Total operating lease liability | $ 4,801 |

| | As of December 31, 2019 |
|---|---|
| Right-of-use lease asset | $ 3,035 |
| Current operating lease liability | 635 |
| Non-current operating lease liability | 3,552 |
| Total operating lease liability | $ 4,187 |

As of December 31, 2019, we estimate that our operating lease liability will be recognized in the following years (in thousands):

| | |
|---|---|
| 2020 | $ 794 |
| 2021 | 814 |
| 2022 | 834 |
| 2023 | 855 |
| 2024 | 877 |
| Thereafter | 444 |
| Lease liability amounts repayable | 4,618 |
| Interest costs | 431 |
| Total operating lease liability | $ 4,187 |

ASU No. 2016-13, Financial Instruments - Measurement of Credit Losses on Financial Instruments applies to all financial instruments carried at amortized cost including held-to-maturity debt securities and accounts receivables. It requires financial assets carried at amortized cost to be presented at the net amount expected to be collected and requires entities to record credit losses through an allowance for credit losses on available-for-sale debt securities. The Exchange adopted on January 1, 2020 and has evaluated this guidance to determine the impact on the Exchange's financial statements. Based on the Exchange's assessment, it was concluded the impact of adoption of this guidance was not material.

## 3. Property and Equipment

Components of property and equipment were as follows as of December 31, 2019 (in thousands):

| | |
|---|---|
| Leasehold improvements | $ 233 |
| Computers and network equipment | 4,155 |
| Software, and internally developed software | 889 |
| Right-of-use lease assets | 3,035 |
| | 8,312 |
| Less: accumulated depreciation and amortization | (661) |
| Total property and equipment, net | $ 7,651 |

The Exchange impaired the net book value of $1,220,000 of leasehold improvements and computers and network equipment during the year ended December 31, 2019.

## 4. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Due to delays and failures in implementation and functionality by the original plan processor, as well as recently published proposals by the SEC for an amended timeline and implementation structure, we recorded promissory note impairment charges of $1,848,000 in 2019. We believe the risk that SROs are not reimbursed has increased, resulting in this impairment. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2019, the Exchange has accrued approximately $593,000 as a receivable in connection with our portion of expenses related to the CAT implementation.

## 5. Income Taxes

The components of the income tax benefit for the year ended December 31, 2019, were as follows (in thousands):

**5. Income Taxes (continued)**

| | |
|---|---|
| **Current:** | |
| Federal | $ (2,292) |
| State and local | (3,845) |
| Total current | (6,137) |
| **Deferred:** | |
| Federal | 1,421 |
| State and local | 3,429 |
| Total deferred | 4,850 |
| **Total tax expense (benefit)** | $ (1,287) |

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2019, was as follows:

| | |
|---|---|
| Federal statutory rate | 21% |
| State and local taxes (net of federal benefit) | 7 |
| Prior year adjustments | 1 |
| Effective tax rate | 29% |

The effective tax rate is greater than the federal statutory rate due to state and local income taxes and prior year adjustments.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2019 (in thousands):

| | |
|---|---|
| **Deferred tax assets:** | |
| Loss carryforwards | $ 6,557 |
| Deferred rent | 1,157 |
| Pension | 687 |
| Other | 647 |
| Total deferred tax assets | $ 9,048 |
| | |
| **Deferred tax liabilities:** | |
| Property and equipment | $ (224) |
| Total deferred tax liabilities | (224) |
| Net deferred tax assets | $ 8,824 |

## 5. Income Taxes (continued)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and affiliates.

As of December 31, 2019, the Exchange has gross U.S. federal net operating loss carryforwards of $31 million, and gross state and local net operating loss carryforwards of $1 million. These carryforwards are available to offset future taxable income until they begin to expire in 2025. Tax years prior to 2015 are no longer subject to examination.

## 6. Related Parties

The Exchange has an agreement with New York Stock Exchange LLC, a wholly-owned subsidiary of NYSE Group, Inc., for them to provide management, regulatory and technical support services to the Exchange. The expenses incurred by New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2019, expenses of $3,164,000 have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of comprehensive loss. ICE also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors and employees on behalf of the Exchange. Prior to ICE acquiring Parent, Holdings historically paid on behalf of or advanced funds to the Exchange to pay various operating expenses.

The Exchange is required per the SEC, under Regulation National Market System, to provide quotation and last sale information to Securities Industry Automation Corporation ("SIAC"), a wholly owned subsidiary of NYSE Group, Inc. The Exchange expensed $69,000 during the year ended December 31, 2019 related to the agreement with SIAC. The Exchange receives consortium-based market data products from subsidiaries of NYSE Group, Inc. The Exchange expensed $139,000 during the year ended December 31, 2019 related to market data agreements with subsidiaries of NYSE Group, Inc. The Exchange has a connectivity agreement in place with NYSE Technologies Connectivity, Inc., a wholly owned subsidiary of NYSE Group, Inc. The Exchange expensed $257,000 during the year ended December 31, 2019 related to the connectivity agreement. Archipelago Securities LLC acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange expensed $31,000 during the year ended December 31, 2019 related to the routing agreement. The Exchange also invoiced Archipelago Securities LLC $181,000 for transactions executed on the Exchange platform.

**6. Related Parties (continued)**

As of December 31, 2019, the Exchange had a $6,934,000 net payable related to these agreements. There is no interest charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by affiliates. The affiliates have no intention of demanding settlement of such payables within the next year.

**7. Employee Benefit Plans**

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified pension plan, with an aggregate projected benefit obligation of $2,425,000 as of December 31, 2019, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "*Compensation—Retirement of Benefits*."

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below (in thousands):

| | |
|---|---|
| Change in benefit obligation: | |
| Benefit obligation at January 1, 2019 | $ 2,395 |
| Interest cost | 92 |
| Actuarial loss | 140 |
| Benefits paid | (202) |
| Benefit obligation at December 31, 2019 | 2,425 |
| | |
| Change in plan assets: | |
| Fair value of plan assets at January 1, 2019 | $ - |
| Employer contributions | 202 |
| Benefits paid | (202) |
| Fair value of plan assets at December 31, 2019 | - |
| | |
| Accumulated benefit obligation | $ 2,425 |
| | |
| **Amounts recognized in the balance sheet:** | |
| Accounts payable and accrued liabilities | $ 196 |
| Non-current liabilities | $ 2,229 |

**7. Employee Benefit Plans (continued)**

Components of net periodic benefit cost recorded in compensation and benefits in the statement of comprehensive loss are as follows (in thousands):

| | Year Ended December 31, 2019 |
|---|---|
| Interest cost | $ 92 |
| Amortization of loss | 26 |
| Net periodic benefit cost | $ 118 |

The Exchange used a weighted-average discount rate of 4.00% to determine benefit obligations.

The accumulated other comprehensive loss as of December 31, 2019 consisted of $724,000, net of deferred tax asset of $2,000, that has not yet been recognized in net periodic benefit cost.

Estimated future benefit payments, which reflect expected future service at December 31, 2019, are as follows (in thousands):

| | |
|---|---|
| 2020 | $ 199 |
| 2021 | 194 |
| 2022 | 189 |
| 2023 | 182 |
| 2024 | 173 |
| Next 5 years | 759 |

A 4.00% weighted–average discount rate assumption was used to determine net periodic benefit costs for the year ended December 31, 2019.

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. The Exchange's discretionary employer matching contributions to the savings plan were $288,000 for 2019.

The Exchange incurred severance costs related to the termination of certain officers and staff of $2,717,000 in 2019, which are included in employee compensation and benefits within the statement of comprehensive loss.

## 8. Note Payable

In March 2009 and 2014, the Exchange further amended its December 2000 amended and restated lease related to office space. The Exchange was able to lower monthly rent payments and surrender office space. In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000.

Interest expense of 4%, is recognized over the life of the note. For the year ended December 31, 2019, the Exchange recorded interest expense of $158,000.

The promissory note provides for a reduction of the principal balance in the amount of $600,000 beginning on July 1, 2016 and every year thereafter through 2024 and, on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.

The $6,000,000 note principal reduction is amortized ratably over the amended lease term and is a reduction to rent expense. The Exchange, for the year ended December 31, 2019, recorded note principal reduction and rent credits in the amounts of $534,000. The outstanding note principal at December 31, 2019 was $3,600,000, which is recorded net of amortization in the balance sheet.

## 9. Concentration and Credit Risk

The Company has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. As of December 31, 2019, two customers comprise 25% of accounts receivable.

## 10. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

**11. Subsequent Events**

In January 2020, there were no remaining Exchange employees in the space supported by the office lease and all equipment had been removed. As a result, the Exchange recorded an impairment expense in the amount of $2,275,000 of its right-of-use asset in accordance with ASC 360, *Property, Plant and Equipment*.

Subsequent to December 31, 2019, there has been a global coronavirus outbreak (COVID-19) that may have an impact on the Exchange's operations, the extent of which will depend on future developments. As of the date of issuance, the outbreak is still evolving and thus there is uncertainty as to its ultimate impact on the Exchange.

The Exchange has evaluated subsequent events and transactions through June 25, 2020, the date the financial statements were issued, and determined that no other events or transactions, except as noted above, met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2020

EXHIBIT K

The ownership structure of NYSE Chicago, Inc. is as follows:

1. Full legal name: NYSE Chicago Holdings, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: February 8, 2005

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Chicago Holdings, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2020

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Chicago, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE Chicago, Inc., is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations of NYSE Chicago Inc. is publicly available on the Exchange's website at www.nyse.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2020

EXHIBIT N

A schedule of NYSE Chicago, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

**Martha Redding**
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 29, 2020

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2020 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2020 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,
Martha Redding

Enclosure

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

# ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
Simplifile Holdings, Inc.
SF Blocker 1 LLC
SF Blocker 2 LLC
Simplifile LC (92.4% Simplifile Holdings, Inc., 4.2% SF Blocker 1 LLC, 3.4% SF Blocker 2 LLC)
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
BAKKT Holdings, LLC (90.6% Intercontinental Exchange Holdings, Inc.) (Refer to page 5 for full structure)
BAKKT Management Holdings, LLC
BAKKT Management, LLC
ICE eConfirm LLC
ICE Brazil Technology, LLC
ICE Trade Vault, LLC(3)
10531561 Canada Inc.
CalRock Brokers Inc.(6)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
Pit Trader, LLC
ICE U.S. OTC Commodity Markets, LLC
Chatham Energy, LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited(20)
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE U.S. Holding Company LP
The Clearing Corporation(3) (Dormant)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
ICE Clear Credit LLC(3, 5)
Radiate, Inc.
Creditex Holdco, LLC
Creditex Holdco Limited
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (fka Creditex Securities Corporation)(3, 4, 5, 6 & 18)
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC (4, 5, 18)
TheDebtCenter, L.L.C.
TMC Bonds, L.L.C. (4, 5, 18, 19)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental Exchange International, Inc.
ICE Data Services India Private Limited (99% Intercontinental Exchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

KEY TO REGULATED ENTITIES

1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20 ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21 MULTISTATE MONEY TRANSMITTER REGULATORS

UNITED STATES

FOREIGN AFFILIATE

# ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
NYSE Group, Inc.
NYSE (International) B.V.
NYSE (Holding) BV
NYSE Finance BV
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc(5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
New York Stock Exchange LLC(5)
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NSX Securities LLC
NYSE Chicago Holdings, Inc.
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
UNITED STATES
FOREIGN AFFILIATE

KEY TO REGULATED ENTITIES

| | |
|---|---|
| 1 | MANITOBA SECURITIES COMMISSION |
| 2 | UK FINANCIAL CONDUCT AUTHORITY |
| 3 | US COMMODITY FUTURES TRADING COMMISSION |
| 4 | US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) |
| 5 | US SECURITIES AND EXCHANGE COMMISSION |
| 6 | NATIONAL FUTURES ASSOCIATION (NFA) |
| 7 | Publicly listed company subject to the rules and requirements of the NYSE and SEC |
| 8 | BANK OF ENGLAND (BoE) |
| 9 | FCA Regulated Recognised Investment Exchange (RIE) |
| 10 | BoE Supervised Recognised Clearing House (RCH) |
| 11 | FEDERAL RESERVE BOARD OF GOVERNORS |
| 12 | MONETARY AUTHORITY OF SINGAPORE |
| 13 | NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS |
| 14 | DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK) |
| 15 | ESMA REGISTERED TRADE REPOSITORY |
| 16 | AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC) |

# ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

| KEY TO REGULATED ENTITIES | |
|---|---|
| 1 | MANITOBA SECURITIES COMMISSION |
| 2 | UK FINANCIAL CONDUCT AUTHORITY |
| 3 | US COMMODITY FUTURES TRADING COMMISSION |
| 4 | US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) |
| 5 | US SECURITIES AND EXCHANGE COMMISSION |
| 6 | NATIONAL FUTURES ASSOCIATION (NFA) |
| 7 | Publicly listed company subject to the rules and requirements of the NYSE and SEC |
| 8 | BANK OF ENGLAND (BoE) |
| 9 | FCA Regulated Recognised Investment Exchange (RIE) |
| 10 | BoE Supervised Recognised Clearing House (RCH) |
| 11 | FEDERAL RESERVE BOARD OF GOVERNORS |
| 12 | MONETARY AUTHORITY OF SINGAPORE |
| 13 | NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS |
| 14 | DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK) |
| 15 | ESMA REGISTERED TRADE REPOSITORY |
| 16 | AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC) |


ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc.
ICE Clear Canada, Inc.
Exchange Participations Limited
(Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings
(Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
Climate Spot Markets Limited
Chicago Climate Exchange, Inc.
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
UNITED STATES
FOREIGN AFFILIATE

# ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
Interactive Data Holdings Corporation
Igloo Intermediate Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
IDS International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Interactive Data Luxembourg Holding S.A.R.L
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
StrikeNET LLC
Interactive Data Luxembourg Management S.A.R.L
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
IDCO Worldwide Holdings Ltd.
IDCO Overseas Holdings Ltd.
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
UNITED STATES
FOREIGN AFFILIATE


KEY TO REGULATED ENTITIES

| | |
|---|---|
| 1 | MANITOBA SECURITIES COMMISSION |
| 2 | UK FINANCIAL CONDUCT AUTHORITY |
| 3 | US COMMODITY FUTURES TRADING COMMISSION (CFTC) |
| 4 | US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) |
| 5 | US SECURITIES AND EXCHANGE COMMISSION (SEC) |
| 6 | NATIONAL FUTURES ASSOCIATION (NFA) |
| 7 | Publicly listed company subject to the rules and requirements of the NYSE and SEC |
| 8 | BANK OF ENGLAND (BoE) |
| 9 | FCA Regulated Recognised Investment Exchange (RIE) |
| 10 | BoE Supervised Recognised Clearing House (RCH) |
| 11 | FEDERAL RESERVE BOARD OF GOVERNORS |
| 12 | MONETARY AUTHORITY OF SINGAPORE |
| 13 | NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS |
| 14 | DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK) |
| 15 | ESMA REGISTERED TRADE REPOSITORY |
| 16 | AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC) |
| 17 | ALBERTA SECURITIES COMMISSION |
| 18 | MUNICIPAL SECURITIES RULEMAKING BOARD |
| 19 | NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES |
| 20 | ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY |
| 21 | MULTISTATE MONEY TRANSMITTER REGULATORS |

# ICE Corporate Structure as of June 2020

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Intercontinental Exchange Holdings, Inc.
BAKKT Holdings, LLC (90.6% Intercontinental Exchange Holdings, Inc.)
BAKKT, LLC
DACC Technologies, Inc.
Digital Asset Custody Company, Inc.
Bridge2 Solutions, LLC
B2S Resale, LLC
Bakkt Trust Company LLC (19)
B2S Direct, LLC
Aspire Loyalty Travel Solutions, LLC
Bridge2 Solutions Canada, Ltd.
BAKKT Trade, LLC
Bridge2 Solutions Australia Pty. Ltd.
BAKKT Marketplace, LLC (21)
B2S Canada, LLC
BAKKT Clearing, LLC(3, 6)

| KEY TO REGULATED ENTITIES | |
|---|---|
| 1 | MANITOBA SECURITIES COMMISSION |
| 2 | UK FINANCIAL CONDUCT AUTHORITY |
| 3 | US COMMODITY FUTURES TRADING COMMISSION (CFTC) |
| 4 | US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) |
| 5 | US SECURITIES AND EXCHANGE COMMISSION (SEC) |
| 6 | NATIONAL FUTURES ASSOCIATION (NFA) |
| 7 | Publicly listed company subject to the rules and requirements of the NYSE and SEC |
| 8 | BANK OF ENGLAND (BoE) |
| 9 | FCA Regulated Recognised Investment Exchange (RIE) |
| 10 | BoE Supervised Recognised Clearing House (RCH) |
| 11 | FEDERAL RESERVE BOARD OF GOVERNORS |
| 12 | MONETARY AUTHORITY OF SINGAPORE |
| 13 | NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS |
| 14 | DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK) |
| 15 | ESMA REGISTERED TRADE REPOSITORY |
| 16 | AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC) |
| 17 | ALBERTA SECURITIES COMMISSION |
| 18 | MUNICIPAL SECURITIES RULEMAKING BOARD |
| 19 | NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES |
| 20 | ABU DHABI GLOBAL MARKETS (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY |
| 21 | MULTISTATE MONEY TRANSMITTER REGULATORS |

UNITED STATES    FOREIGN AFFILIATE